HEICO® Corporation 2003



Soaring into the future.

P.E. 10-31-03

FEB 11 2004

AR/S

PROCESSED
FEB 23 2004
THOMSON FINANCIAL

Corporate Profile

HEICO Corporation is a successful and growing technology-driven aerospace, defense and electronics company. For more than 40 years we have thrived by serving niche segments of these industries with innovative and cost-saving products and services.

HEICO's products are found on most large commercial aircraft produced today, on many regional and business aircraft, as well as a large variety of military aircraft, targeting systems, missiles, satellites and electro-optical devices.

HEICO focuses on underserved niche markets and markets where the company is either a market leader or has the significant potential of becoming a market leader.

For the year ended October 31,	1999	2000	2001	2002	**2003**
	(in thousands, except per share data)				
Operating Data:					
Net sales	$ 141,269	$ 202,909	$ 171,259	$ 172,112	**$ 176,453**
Net sales of Trilectron[1]	36,617	50,153	—	—	**—**
Net sales excluding Trilectron	$ 104,652	$ 152,756	$ 171,259	$ 172,112	**$ 176,453**
Operating income	$ 32,815	$ 37,923	$ 30,991	$ 22,400	**$ 23,205**
Operating income of Trilectron[1]	2,782	3,426	—	—	**—**
Operating income excluding Trilectron	$ 30,033	$ 34,497	$ 30,991	$ 22,400	**$ 23,205**
Income (loss):					
From continuing operations	$ 16,337	$ 27,739[2]	$ 15,833	$ 15,226[3][4]	**$ 12,222**
From gain on sale of discontinued operations	—	(1,422)[5]	—	—	—
Net income	$ 16,337	$ 26,317[2]	$ 15,833	$ 15,226[3][4]	**$ 12,222**
Weighted average number of common shares outstanding:[6]					
Basic	19,726	21,026	21,917	23,004	**23,237**
Diluted	23,483	24,099	24,536	24,733	**24,531**
Per Share Data:[6]					
Income from continuing operations:					
Basic	$ .83	$ 1.32[2]	$ .72	$ .66[3][4]	**$ .53**
Diluted	.70	1.15[2]	.65	.62[3][4]	**.50**
Net income:					
Basic	.83	1.25[2]	.72	.66[3][4]	**.53**
Diluted	.70	1.09[2]	.65	.62[3][4]	**.50**
Cash dividends	.038	.039	.041	.045	**.045**
Balance Sheet Data (as of October 31):					
Working capital	$ 63,278	$ 55,469	$ 71,515	$ 69,235	**$ 71,798**
Total assets	273,163	281,732	325,640	336,332	**333,244**
Total debt (including current portion)	73,501	40,042	67,014	55,986	**32,013**
Minority interests in consolidated subsidiaries	30,022	33,351	36,845	38,313	**40,577**
Shareholders' equity	139,289	169,844	188,769	207,064	**221,518**

(1) Trilectron Industries, Inc. (Trilectron) represents a product line sold in September 2000.

(2) Includes a gain on the sale of Trilectron, which increased income from continuing operations and net income in fiscal 2000 by $10,542,000, or $.50 per basic share and $.44 per diluted share, net of tax.

(3) Includes an increase in the gain on sale of the Trilectron product line resulting from the elimination of certain reserves upon expiration of indemnification provisions of the sale, which increased net income by $765,000, or $.03 cents per basic and diluted share, net of tax.

(4) Includes the recovery of a portion of taxes paid in prior years resulting from an income tax audit, which increased net income by $2,107,000, or $.09 per basic and diluted share, net of related expenses.

(5) Represents an adjustment to the gain on sale of discontinued health care operations ($.07 per basic share and $.06 per diluted share, net of tax) that were sold in fiscal 1996.

(6) Information has been adjusted retroactively to give effect to 10% stock dividends paid in shares of Class A Common Stock in July 2000, August 2001 and January 2004.



Dear Fellow Shareholder:

Despite significant challenges, such as the Iraq War and SARS, HEICO Corporation had a successful year as its sales, operating income and cash flow from operations increased. Our company maintained its new product development focus and strict financial discipline. This performance even gained the attention of publications such as Forbes Magazine, which listed HEICO as one of its "Hot Shots - 200 Up and Comers."

We believe that HEICO's strategy in the commercial aviation, defense and space markets remains strong. By increasing our new product development spending in the wake of the market downturn that followed the September 11, 2001 tragedies, HEICO is today being rewarded for its courage in expanding its product offering, while many in our industry shrunk theirs. Further, our efforts to increase our defense revenues have borne fruit and provided stability.

As is my practice each year, my message is followed by a Question and Answer section where I provide answers to some of the questions about HEICO most commonly asked of me; please read it to learn more about HEICO.

Of course, I need to thank every HEICO Team Member for his and her support and for working so hard to make HEICO the company it has become. As always, I am deeply grateful to each member of HEICO's Board of Directors for their guidance and support. Last, but certainly not least, I thank all of HEICO's loyal and supportive shareholders.

Sincerely,



Laurans A. Mendelson
Chairman, President and
Chief Executive Officer

Q: How was 2003 for HEICO?

A: It was challenging, but successful for us. It was challenging because we had the negative and compound impact of the Iraq War and SARS on commercial air travel. These events caused an enormous temporary drop in passenger traffic and aircraft utilization. 2003 was successful because we weathered those problems well and our results were much stronger in the second half of the year.

Q: What were those financial results?

A: HEICO's net sales for fiscal 2003 increased 3% to $176,453,000 from the $172,112,000 we reported in fiscal 2002. Most important, our operating income increased 4% to $23,205,000 in fiscal 2003 from $22,400,000 in fiscal 2002. Just as important, our cash flow from operating activities increased nearly 20% to reach $27.9 million, up from $23.3 million in fiscal 2003. ***This cash flow was equal to approximately 225% of our net income.***

HEICO's net income was $12,222,000, or 55 cents per share (50 cents per share adjusted retroactively for the 10% stock dividend paid January 16, 2004), in fiscal 2003 versus $15,226,000, or 68 cents per share (62 cents per share adjusted for the stock dividend) the prior year. In fiscal 2002, HEICO recorded a recovery of some income taxes paid in prior years and a gain from the sale of our former Trilectron subsidiary, so these gains in 2002 had the effect of increasing the 2002 earnings by $2.9 million, or 13 cents per share (12 cents per share adjusted for the stock dividend).

Q: In the past, you have said that new product development was critical to HEICO's future. Is this still the case?

A: Absolutely. HEICO's new Product development budget and activities increased in 2003 and we expect similar spending levels in 2004. New product development and introduction is a key part of HEICO's strategy, as we have been quite successful with it and believe that we will grow if we can meet our customers' needs by continually bringing them additional goods and services. An example of this success has been in our jet engine replacement parts business, where we successfully transitioned the majority of our sales and product offerings away from the JT8D aircraft engine into the newer engines flying today and to other aircraft components.

Q: Will HEICO continue to seek partnerships with commercial airlines?

A: Yes. As we have made known many times, HEICO has key ownership and/or partnering relationships with Air Canada, American Airlines, Delta Air Lines, Lufthansa and United Airlines. As part of these relationships, we cooperate in important operational activities, such as new product development. These relationships are unique in our industry and we value them highly.

Q: Overall, how are business conditions for HEICO?

A: We continue to see signs of recovery in the commercial airline market, which is a key driver of our business. Generally speaking, greater aircraft utilization means greater demand for aircraft parts and repair services. Our defense and space operations continue to see healthy order flow.

Q: Will future acquisitions fit in the Flight Support Group or the Electronic Technologies Group?

A: We hope to make acquisitions in both operating groups, because we believe both businesses have delivered excellent results for HEICO.

Q: Is HEICO still looking to make acquisitions?

A: Yes. In fiscal 2003, we made one acquisition – a small aircraft accessory component repair & overhaul business located in California serving regional and commuter airlines. In December 2003 (which is the first quarter of HEICO's fiscal 2004), we acquired 80% of Sierra Microwave, a leading niche supplier of microwave components utilized primarily in satellites. Our disciplined acquisition practices and rigorous criteria led us to turn down numerous transactions in 2003. We expect to see many opportunities in 2004 and are prepared to avail ourselves of them upon the proper financial terms for HEICO.



Captions from left to right

HEICO's Electronic Technologies Group is developing and will produce sophisticated equipment used in connection with the targeting system on the F-22 Raptor fighter aircraft.

The Electronic Technologies Group's operation in Orlando, FL is believed to be the largest independent producer of Laser Rangefinder Receivers used in military targeting and ranging systems.

HEICO's defense businesses are grounded in providing high technology and niche products which assist America's defense services and prime contractors in developing and maintaining reconnaissance and targeting systems. Our state-of-the-art infrared testing, calibration and simulation products are employed in the development of missiles, training of personnel and maintenance of equipment. Laser Range Finder Receivers and related electronic equipment produced by HEICO's Electronic Technologies Group are some of the critical components found in the most modern targeting and ranging systems utilized by U.S. forces and our allies. Our defense products are found in reconnaissance & fighter aircraft, as well as aboard ships, in fighting vehicles, various handheld devices and satellites.

This wafer contains un-separated infrared scene generation chips developed and used by the Company's Santa Barbara, CA operation in producing infrared scene simulation equipment.





HEICO has successfully partnered with major airlines, such as Lufthansa. Lufthansa Technik is a major investor in the Flight Support Group and HEICO works very closely with Lufthansa and our other partners, American Airlines, United Airlines, Delta Air Lines and Air Canada, on new product development.





Captions from left to right

Shown here are some of the more than 3,000 replacement parts offered by the Company's Flight Support Group for commercial aircraft.

HEICO Flight Support Team Members are specially trained to operate HEICO's advanced equipment, such as the machining center located in the Company's Hollywood, FL facility shown here.

Providing commercial aircraft operators with cost-effective alternatives is the heart of HEICO's commercial aerospace activities. Responding to aircraft operators' call for high quality and reliable FAA-approved alternatives to OEM products or services drives our Team Members to consistently design and produce new aircraft replacement parts.

We recognize that the quality process commences in the engineering department when a new product program is initiated and continues all of the way through our demanding manufacturing processes. That is why we ship to most of the world's major airlines a total of more than 2 million aircraft parts annually!



Captions from left to right

Numerous domestic airlines, such as American Airlines, are HEICO customers. American Airlines is a partial owner of a HEICO Flight Support Group subsidiary which develops and produces aircraft replacement parts.

The Company's newly-acquired Sierra Microwave subsidiary produces high-reliability microwave components, such as the isolators shown here, for satellites.

HEICO's repair and overhaul operations are also known for devising innovative repairs which allow operators to more economically maintain their fleets. We repair electro-mechanical, pneumatic, hydraulic, flight surface, avionic and instrument accessories for a wide array of commercial and military aircraft. While HEICO's repair business commenced with large commercial aircraft, we have since become a leader in repair and overhaul of accessory components for commuter and regional aircraft operators as well.

The Company's microwave products business, which was acquired in December 2003, is known for producing unrivaled quality microwave components installed in satellites. These microwave components must provide the highest reliability. Consistent with our commercial aircraft business, our microwave components used in space applications have quality designed in from the outset in the engineering department and this continues through all manufacturing processes.

Technicians at the Company's Miami, FL aircraft accessory components repair and overhaul facility complete the overhaul of a fuel pump for a domestic airline customer.



Regardless of whether in the Company's Electronic Technologies Group or Flight Support Group, Customer Service is paramount for HEICO. Here, Customer Service Team Members from the Flight Support Group's replacement parts business prepare a customer support package for a new product.





In addition to designing and manufacturing parts and providing accessory overhaul services for large commercial airliners, the Flight Support Group does the same for regional jets and other commuter aircraft.

HEICO invests heavily in customer service. Because top-notch customer service usually leads to more sales, we typically view customer service as sales & marketing department functions. Therefore, the same people who expect to receive future orders from customers, must ensure that all of our customers' needs are met on a timely basis. This provides the "customer-centered" backbone to our activities and we utilize technology, such as on-line data provisioning and ordering, to facilitate smooth customer assistance processes.

HEICO and its subsidiaries use e-commerce systems to help customers as their needs dictate. Two HEICO subsidiary websites are shown here.

2003 Financial Statements and Other Information

13 Selected Financial Data

14 Management's Discussion and Analysis of Financial Condition and Results of Operations

24 Consolidated Balance Sheets

25 Consolidated Statements of Operations

26 Consolidated Statements of Shareholders' Equity and Comprehensive Income

28 Consolidated Statements of Cash Flows

29 Notes to Consolidated Financial Statements

48 Independent Auditors' Report

49 Market for the Company's Common Stock and Related Stockholder Matters

Selected Financial Data

For the year ended October 31, [1]	1999	2000	2001	2002	**2003**
	(in thousands, except per share data)				
Operating Data:					
Net sales	$ 141,269	$ 202,909	$ 171,259	$ 172,112	**$ 176,453**
Gross profit	57,532	75,811	71,146	61,502	**58,104**
Selling, general and administrative expenses	24,717	37,888	40,155	39,102	**34,899**
Operating income	32,815	37,923	30,991	22,400	**23,205**
Interest expense	2,173	5,611	2,486	2,248	**1,189**
Interest and other income	894	929	1,598	97	**93**
Gain on sale of product line	—	17,296[2]	—	1,230[3]	**—**
Income (loss):					
From continuing operations	16,337	27,739[2]	15,833	15,226[4]	**12,222**
From gain on sale of discontinued operations	—	(1,422)[5]	—	—	**—**
Net income	$ 16,337	$ 26,317[2]	$ 15,833	$ 15,226[4]	**$ 12,222**
Weighted average number of common shares outstanding:[6]					
Basic	19,726	21,026	21,917	23,004	**23,237**
Diluted	23,483	24,099	24,536	24,733	**24,531**
Per Share Data:[6]					
Income from continuing operations:					
Basic	$ .83	$ 1.32[2]	$ .72	$ .66[4]	**$ .53**
Diluted	.70	1.15[2]	.65	.62[4]	**.50**
Net income:					
Basic	.83	1.25[2]	.72	.66[4]	**.53**
Diluted	.70	1.09[2]	.65	.62[4]	**.50**
Cash dividends	.038	.039	.041	.045	**.045**
Balance Sheet Data (as of October 31):					
Working capital	$ 63,278	$ 55,469	$ 71,515	$ 69,235	**$ 71,798**
Total assets	273,163	281,732	325,640	336,332	**333,244**
Total debt (including current portion)	73,501	40,042	67,014	55,986	**32,013**
Minority interests in consolidated subsidiaries	30,022	33,351	36,845	38,313	**40,577**
Shareholders' equity	139,289	169,844	188,769	207,064	**221,518**

(1) Results include the results of acquisitions and disposition of a product line from each respective effective date.

(2) Represents the pretax gain on the sale of Trilectron Industries, Inc. (Trilectron) in September 2000. The gain on sale of Trilectron increased income from continuing operations and net income in fiscal 2000 by $10,542,000, or $.50 per basic share and $.44 per diluted share, net of tax.

(3) Represents an increase in the gain on sale of the Trilectron product line of $1,230,000 ($765,000, or $.03 per basic and diluted share, net of tax) resulting from the elimination of certain reserves upon expiration of indemnification provisions of the sale.

(4) Includes the recovery of a portion of taxes paid in prior years resulting from an income tax audit, which increased net income by $2,107,000, or $.09 per basic and diluted share, net of related expenses. The aggregate increase in net income from the gain on sale of a product line (see Note (3) above) and the recovery of taxes was $2,872,000, or $.12 per basic and diluted share.

(5) Represents an adjustment to the gain from sale of discontinued health care operations ($.07 per basic share and $.06 per diluted share, net of tax) that were sold in fiscal 1996.

(6) Information has been adjusted retroactively to give effect to 10% stock dividends paid in shares of Class A Common Stock in July 2000, August 2001 and January 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company's operations are comprised of two operating segments, the Flight Support Group (FSG) and the Electronic Technologies Group (ETG).

The FSG consists of HEICO Aerospace Holdings Corp. (HEICO Aerospace) and its subsidiaries, which primarily:

- Manufacture Jet Engine and Aircraft Component Replacement Parts – The FSG designs and manufactures jet engine and aircraft component replacement parts for sale at lower prices than those manufactured by the original equipment manufacturers. The Federal Aviation Administration (FAA) has approved these parts and they are the functional equivalent of parts sold by original equipment manufacturers. The FSG also manufactures and sells specialty parts as a subcontractor for original equipment manufacturers and the United States government.
- Repair and Overhaul Jet Engine and Aircraft Components – The FSG repairs and overhauls jet engine and aircraft components for domestic and foreign commercial air carriers, military aircraft operators and aircraft repair and overhaul companies.

The ETG consists of HEICO Electronic Technologies Corp. (HEICO Electronic) and its subsidiaries, which primarily:

- Manufacture Electronic and Electro-Optical Equipment – The ETG designs, manufactures and sells electronic and electro-optical equipment and components, including power supplies, laser rangefinder receivers, infra-red simulation, calibration and testing equipment and electromagnetic interference shielding for commercial and military aircraft operators, electronics companies and telecommunications equipment suppliers.
- Repair and Overhaul Aircraft Electronic Equipment – The ETG repairs and overhauls inertial navigation systems and other avionics equipment for commercial, military and business aircraft operators.

The Company's results of operations during each of the past three fiscal years have been affected by a number of transactions. This discussion of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein. For further information regarding the acquisitions and strategic alliances discussed below, see Note 2 to the Consolidated Financial Statements. The acquisitions have been accounted for using the purchase method of accounting and are included in the Company's results of operations from the effective dates of acquisition.

During fiscal 2001, the Company acquired Analog Modules, Inc., Aero Design, Inc., Avitech Engineering Corporation, and Aviation Facilities, Inc. for an aggregate purchase price of approximately $24.6 million. In addition, the Company acquired Inertial Airline Services, Inc. for $20 million in cash and $5 million in HEICO Class A Common Stock (318,960 shares) paid at closing. The Company guaranteed that the resale value of such Class A Common Stock would be at least $5 million through August 31, 2002. Both parties originally agreed to extend the guaranty to August 31, 2003 and then subsequently to August 31, 2004. In October 2003, the seller sold 220,000 shares of the HEICO Class A Common Stock and received net proceeds of $2.1 million. Based on the closing market price of HEICO Class A Common Stock on October 31, 2003 and the value of the remaining 98,960 shares, the Company would have been required to pay the seller an additional amount of approximately $1.9 million in cash, which would have been recorded as a reduction of shareholders' equity. Concurrent with the purchase, the Company loaned the seller $5 million, which is due August 31, 2004 and was secured by the 318,960 shares of HEICO Class A Common Stock. The loan is reflected as a reduction in the equity section of the Company's consolidated balance sheet as a note receivable secured by Class A Common Stock. The $2.1 million of net proceeds was used to reduce the $5 million loan.

During fiscal 2002 and fiscal 2003, the Company acquired Jetseal, Inc. and Niacc Technology, Inc., respectively. The purchase price of each acquisition was not significant to the Company's consolidated financial statements.

The purchase prices of these acquisitions were paid primarily by using proceeds from the Company's credit facilities. Had the fiscal 2001, fiscal 2002, and fiscal 2003 acquisitions been made at the beginning of their respective fiscal years, the pro forma consolidated operating results would not have been materially different from the reported results.

In October 1997, the Company entered into a strategic alliance with Lufthansa Technik AG (Lufthansa), the technical services subsidiary of Lufthansa German Airlines, whereby Lufthansa invested approximately $26 million in HEICO Aerospace, including $10 million paid at closing pursuant to a stock purchase agreement and approximately $16 million paid to HEICO Aerospace pursuant to a research and development cooperation agreement, which has partially funded the accelerated development of additional FAA-approved replacement parts for jet engines and aircraft components. The funds received as a result of the research and development cooperation agreement reduced research and development expenses in the periods such expenses were incurred. In addition, Lufthansa and HEICO Aerospace have agreed to cooperate regarding technical services and marketing support for jet engine and aircraft component replacement parts on a worldwide basis. In connection with subsequent acquisitions by HEICO Aerospace, Lufthansa invested additional amounts aggregating to approximately $21 million pursuant to its option to maintain a 20% equity interest.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In February 2001, the Company entered into a joint venture with AMR Corporation (AMR) to develop, design and sell FAA-approved jet engine and aircraft component replacement parts through its subsidiary, HEICO Aerospace. As part of the joint venture, AMR will reimburse HEICO Aerospace a portion of new product research and development costs. The funds received as a result of the new product research and development costs paid by AMR generally reduce new product research and development expenses in the period such expenses are incurred. The balance of the development costs are incurred by the joint venture, which is 16% owned by AMR. In addition, AMR and HEICO Aerospace have agreed to cooperate regarding technical services and marketing support on a worldwide basis.

The Company's Board of Directors declared in December 2003 a 10% stock dividend on both its Common Stock and its Class A Common Stock payable in shares of its Class A Common Stock. The dividend is payable on January 16, 2004 to shareholders of record as of January 6, 2004. All common share data and per share data has been adjusted retroactively to give effect to the stock dividend.

Critical Accounting Policies

The Company believes that the following are its most critical accounting policies, some of which require management to make judgments about matters that are inherently uncertain.

Revenue Recognition

Revenue is recognized on an accrual basis, primarily upon the shipment of products and the rendering of services. Revenue from certain fixed price contracts for which costs can be dependably estimated are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Variations in actual labor performance, changes to estimated profitability and final contract settlements may result in revisions to the cost estimates. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. For contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all costs except insignificant items have been incurred or the item has been accepted by the customer. The aggregate effects of changes in estimates relating to inventories and/or long-term contracts did not have a significant impact on net income and diluted net income per share in fiscal 2003 or fiscal 2002. Changes in estimates increased net income and diluted net income per share by $700,000, or $.03 per share in fiscal 2001 as further explained in Notes 4 and 13 to the Consolidated Financial Statements.

Valuation of Accounts Receivable

The valuation of accounts receivable requires that the Company set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. The Company estimates uncollectible receivables based on such factors as its prior experience, its appraisal of a customer's ability to pay, and economic conditions within and outside of the aerospace, defense and electronics industries. Actual bad debt expense could differ from estimates made.

Valuation of Inventories

Portions of the inventories are stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. The remaining portions of the inventories are stated at the lower of cost or market, on a per contract basis, with estimated total contract costs being allocated ratably to all units. The effects of changes in estimated total contract costs are recognized in the period determined. Losses, if any, are recognized fully when identified.

The Company periodically evaluates the carrying value of inventories, giving consideration to factors such as its physical condition, sales patterns, and expected future demand and estimates a reasonable amount to be provided for slow moving, obsolete or damaged inventory. These estimates could vary significantly, either favorably or unfavorably, from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the valuation allowances were established.

Valuation of Goodwill

Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, the Company tests goodwill for impairment annually as of October 31 or more frequently if events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The test requires the Company to compare the fair value of each of its reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss shall be recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its implied fair value, if any. The determination of fair value requires the Company to make a number of estimates, assumptions and judgments. If there is a material change in such assumptions used by the Company in determining fair value or if there is a material change in the conditions or circumstances influencing fair value, the Company could be required to recognize a material impairment charge. Based on the annual goodwill test for impairment as of October 31, 2003, the Company determined there is no impairment of its goodwill.

Management's Discussion and Analysis of Financial Condition and Results of Operations

One of the Company's reporting units has experienced a decline in sales to foreign military customers over the past fiscal year. The reporting unit is actively developing various expanded capabilities, which are expected to result in sales and earnings beginning in the later half of fiscal 2004 that the Company believes will eventually more than offset the decline in foreign military sales. The timing of such sales and earnings are primarily based upon certain regulatory and sales matters. Using management's best estimates of these assumptions, the Company determined that there is no impairment of the reporting unit's goodwill as of October 31, 2003. Should the reporting unit incur a significant delay in developing the expanded capabilities and successfully selling and marketing them, the Company could be required to recognize an impairment of all or a portion of the reporting unit's goodwill, which had a carrying value of $17.0 million as of October 31, 2003.

Results of Operations

The following table sets forth the results of the Company's operations, net sales and operating income by operating segment, and the percentage of net sales represented by the respective items in the Company's Consolidated Statements of Operations.

	For the year ended October 31,		
	2001	2002	**2003**
Net sales	$ 171,259,000	$ 172,112,000	**$ 176,453,000**
Cost of sales	100,113,000	110,610,000	**118,349,000**
Selling, general and administrative expenses	40,155,000	39,102,000	**34,899,000**
Total operating costs and expenses	140,268,000	149,712,000	**153,248,000**
Operating income	$ 30,991,000[1]	$ 22,400,000	**$ 23,205,000**
Net sales by segment:			
Flight Support Group	$ 132,459,000	$ 120,097,000	**$ 128,277,000**
Electronic Technologies Group	38,800,000	52,510,000	**48,597,000**
Intersegment sales	—	(495,000)	**(421,000)**
	$ 171,259,000	$ 172,112,000	**$ 176,453,000**
Operating income by segment:			
Flight Support Group	$ 27,454,000	$ 15,846,000	**$ 19,187,000**
Electronic Technologies Group	7,835,000	11,873,000	**8,497,000**
Other, primarily corporate	(4,298,000)	(5,319,000)	**(4,479,000)**
	$ 30,991,000[1]	$ 22,400,000	**$ 23,205,000**
Net sales	100.0%	100.0%	**100.0%**
Gross profit	41.5%	35.7%	**32.9%**
Selling, general and administrative expenses	23.4%	22.7%	**19.8%**
Operating income	18.1%	13.0%	**13.2%**
Interest expense	1.5%	1.3%	**0.7%**
Interest and other income	0.9%	0.1%	**0.1%**
Gain on sale of product line	—	0.7%	**—**
Income tax expense	6.7%	2.9%	**4.5%**
Minority interests	1.6%	0.8%	**1.1%**
Net income	9.2%	8.8%	**6.9%**

(1) For the fiscal year ended October 31, 2001, pro forma operating income as adjusted to exclude goodwill amortization as a result of the adoption of SFAS No. 142, would have been $37,826,000 including pro forma operating income of the Flight Support Group and the Electronic Technologies Group of $32,469,000 and $9,655,000, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Fiscal 2003 to Fiscal 2002

Net Sales

Net sales in fiscal 2003 totaled $176.5 million, up 3% when compared to net sales of $172.1 million in fiscal 2002. The increase reflects higher sales within the FSG, which increased 7% to $128.3 million in fiscal 2003 compared to $120.1 million in fiscal 2002, partially offset by lower sales within the ETG, which decreased 7% to $48.6 million in fiscal 2003 from $52.5 million in fiscal 2002. The sales increase within the FSG primarily reflects stronger repair and overhaul related sales and higher commercial aftermarket parts and services sales primarily attributable to sales of new products and services and improved demand within the commercial aerospace industry in the later half of fiscal 2003 following the end of the impact of the military conflict in Iraq and SARS. The sales decrease within the ETG is primarily attributed to a decline in demand from certain foreign military customers.

Gross Profits and Operating Expenses

The Company's gross profit margins averaged 32.9% in fiscal 2003 as compared to 35.7% in fiscal 2002. This decrease is primarily due to lower margins within the ETG attributed to lower foreign military sales and lower sales of other higher margin products. The FSG's gross profit margins in fiscal 2003 approximated fiscal 2002 margins. Cost of sales in fiscal 2003 and fiscal 2002 includes approximately $9.2 million and $9.7 million, respectively, of new product research and development expenses net of reimbursements pursuant to cooperation and joint venture agreements. The decline in new product research and development expenses was in line with a decrease in the amount budgeted for fiscal 2003 relative to actual fiscal 2002 expenses.

Selling, general and administrative (SG&A) expenses decreased $4.2 million to $34.9 million in fiscal 2003 from $39.1 million in fiscal 2002. The decrease in SG&A expenses is mainly due to lower commission expenses within the ETG due to the lower sales discussed previously, lower corporate expenses, and reduced bad debt expenses within the FSG. Corporate expenses include the reversal of approximately $400,000 of professional fees that were accrued in the fourth quarter of fiscal 2002 pursuant to a contractual agreement, which was renegotiated in the first quarter of fiscal 2003. Bad debt expenses were lower within the FSG in fiscal 2003 due to bankruptcy filings by certain customers in fiscal 2002. As a percentage of sales, SG&A expenses decreased to 19.8% in fiscal 2003 compared to 22.7% in fiscal 2002. The decrease is primarily due to higher sales volumes and lower bad debt expenses within the FSG, the reduction in corporate expenses, and by lower sales of products bearing higher commission rates within the ETG.

Operating Income

Operating income increased to $23.2 million in fiscal 2003 from $22.4 million in fiscal 2002. The increase in operating income reflects higher operating income within the FSG, which increased to $19.2 million in fiscal 2003 from $15.8 million in fiscal 2002 and a $0.8 million reduction in corporate expenses, partially offset by lower operating income within the ETG, which decreased to $8.5 million in fiscal 2003 compared to $11.9 million in fiscal 2002. As a percentage of sales, operating income increased to 13.2% in fiscal 2003 from 13.0% in fiscal 2002. The increase in operating income as a percentage of sales reflects an increase in the FSG's operating income as a percentage of sales from 13.2% in fiscal 2002 to 15.0% in fiscal 2003, offset by a decrease in the ETG's operating income as a percentage of sales from 22.6% in fiscal 2002 to 17.5% in fiscal 2003. The increase in the FSG's operating income as a percentage of sales reflects the higher sales and lower bad debt expenses discussed above. The decrease in the ETG's operating income as a percentage of sales reflects the lower sales and gross profit margins discussed previously.

Interest Expense

Interest expense decreased to $1.2 million in fiscal 2003 from $2.2 million in fiscal 2002. The decrease was principally due to a lower weighted average balance outstanding under the Company's revolving credit facilities in fiscal 2003 and lower interest rates. Additional information about the Company's credit facilities may be found within the caption "Financing Activities" which follows.

Interest and Other Income

Interest and other income in fiscal 2003 approximated amounts in fiscal 2002.

Gain on Sale of Product Line

In fiscal 2002, the Company recognized an additional pretax gain of $1,230,000 ($765,000 net of tax, or $.03 per diluted share) on the sale of the Trilectron product line due to the elimination of certain reserves upon the expiration of indemnification provisions of the sales contract.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Tax Expense

The Company's effective tax rate was 35.6% in fiscal 2003 compared to 23.0% in fiscal 2002. Income tax expense in fiscal 2002 reflects the recovery of a portion of taxes paid in prior years resulting from an income tax audit completed in fiscal 2002, which increased net income by $2.1 million, or $.09 per diluted share, net of related expenses (including professional fees and interest) as explained further in Note 7 to the Consolidated Financial Statements. The recovery of taxes paid was the principal reason for the lower effective tax in fiscal 2002. For a detailed analysis of the provision for income taxes, see Note 7 to the Consolidated Financial Statements.

Minority Interests

Minority interests in consolidated subsidiaries represents the minority interests held in HEICO Aerospace. Minority interests increased by $2.0 million in fiscal 2003 as compared to an increase of $1.3 million in fiscal 2002 due mainly to the higher earnings within the FSG.

Net Income

The Company's net income was $12.2 million, or $.50 per diluted share, in fiscal 2003 compared to net income of $15.2 million, or $.62 per diluted share in fiscal 2002. The lower net income in fiscal 2003 primarily reflects the effect of the income tax recovery and gain on sale of a product line in fiscal 2002, which increased net income by an aggregate of $2.9 million, or $.12 per diluted share, and higher minority interests in fiscal 2003 as discussed above offset by slightly higher operating income in fiscal 2003.

Outlook

The Company experienced increased sales and operating income in the FSG during fiscal 2003 compared to fiscal 2002. These improvements are a result of the Company's ongoing new product development efforts and some strengthening in the commercial aviation industry.

The Company's ETG saw improvement in sales and operating income during the second half of fiscal 2003 compared to the prior year. The increase is primarily due to strong product demand during the second half of the fiscal year and the shipment of some products whose delivery was delayed in the first half of the year.

The Company's acquisition within the satellite microwave component industry (see Note 17 to the Consolidated Financial Statements) furthers its product and customer diversification strategy. Revenues from the defense industry and other markets, including industrial, medical, electronics and telecommunications, represented approximately one-third of the Company's total revenues in fiscal 2003.

Based on an anticipated strengthening of the economy, the Company's continued success in introducing new products and services and the aforementioned acquisition, the Company is targeting growth in fiscal 2004 sales and earnings over fiscal 2003 results.

Comparison of Fiscal 2002 to Fiscal 2001

Net Sales

Net sales in fiscal 2002 totaled $172.1 million, up 1% when compared to net sales of $171.3 million in fiscal 2001. The increase reflects higher sales within the ETG, which increased 35% to $52.5 million in fiscal 2002 compared to $38.8 million in fiscal 2001, partially offset by lower sales within the FSG, which decreased 9% to $120.1 million in fiscal 2002 from $132.5 million in fiscal 2001. The sales increase within the ETG is primarily attributed to revenues resulting from acquisitions as the Company expanded its operations to include laser and navigation technologies, partially offset by lower sales of electromagnetic interference (EMI) shielding products to the electronics and communications industries. The sales decrease within the FSG primarily reflects lower commercial aftermarket parts and services sales as a result of the impact of the September 11, 2001 terrorist attacks and continued weakness within the commercial aviation industry, partially offset by sales from newly acquired businesses. The fiscal 2002 increase in sales attributable to newly acquired businesses of both the ETG and the FSG is approximately $22 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross Profits and Operating Expenses

The Company's gross profit margins averaged 35.7% in fiscal 2002 as compared to 41.5% in fiscal 2001. This decrease is primarily due to lower margins within the FSG attributed to lower sales of higher margin FAA-approved replacement parts and a $1.9 million increase in new product research and development expenses over fiscal 2001 spending. The decrease was partially offset by slightly higher gross margins in the ETG due primarily to increased sales of higher margin defense related products. Cost of sales in fiscal 2002 and fiscal 2001 includes approximately $9.7 million and $7.7 million, respectively, of new product research and development expenses net of reimbursements pursuant to cooperation and joint venture agreements. The fiscal year-over-year increase in new product research and development expenses relates primarily to the development of FAA-approved replacement parts. New product development, which is critical to the Company's long-term growth, reduced diluted earnings per share by approximately $.04 in fiscal 2002 versus fiscal 2001.

Selling, general and administrative (SG&A) expenses decreased $1.1 million to $39.1 million in fiscal 2002 from $40.2 million in fiscal 2001. The decrease in SG&A expenses is mainly due to the elimination of goodwill amortization as required under SFAS 142, partially offset by additional SG&A expenses of newly acquired businesses and professional fees associated with a recently completed income tax audit, which resulted in the recovery of a portion of taxes paid in prior years as further explained within the caption "Income Tax Expense" which follows. As a percentage of sales, SG&A expenses decreased to 22.7% in fiscal 2002 compared to 23.4% in fiscal 2001. The decrease is primarily due to the elimination of goodwill amortization, partially offset by the impact of lower year-over-year sales, excluding sales from new acquisitions, and the professional fees associated with the recently completed income tax audit.

Operating Income

Operating income decreased to $22.4 million in fiscal 2002 from $31.0 million in fiscal 2001. As a percentage of sales, operating income decreased from 18.1% in fiscal 2001 to 13.0% in fiscal 2002. The decrease in operating income reflects lower operating income within the FSG, which decreased to $15.8 million in fiscal 2002 from $27.5 million in fiscal 2001, partially offset by higher operating income within the ETG, which increased to $11.9 million in fiscal 2002 compared to $7.8 million in fiscal 2001. The decline in operating income as a percentage of sales reflects a decline in the FSG's operating income as a percentage of sales from 20.7% in fiscal 2001 to 13.2% in fiscal 2002, partially offset by an increase in the ETG's operating income as a percentage of sales from 20.2% in fiscal 2001 to 22.6% in fiscal 2002. The decrease in the FSG's operating income as a percentage of sales reflects the lower sales and gross margins discussed above, partially offset by the elimination of goodwill amortization. The increase in the ETG's operating income as a percentage of sales reflects the higher sales and gross margins discussed above, and the elimination of goodwill amortization.

Interest Expense

Interest expense decreased to $2.2 million in fiscal 2002 from $2.5 million in fiscal 2001. The decrease was principally due to lower interest rates in fiscal 2002, partially offset by a higher weighted average balance outstanding under the Company's former Credit Facility in fiscal 2002 related to borrowings made during fiscal 2001 to fund acquisitions.

Interest and Other Income

Interest and other income decreased from $1.6 million in fiscal 2001 to $97,000 in fiscal 2002. The decrease is mainly due to the inclusion in fiscal 2001 of a gain of $657,000 on the sale of property retained in the sale of the Trilectron product line sold in fiscal 2000 and a realized gain of $180,000 on the sale of long-term investments. The decrease also reflects lower investment interest rates and other income in fiscal 2002.

Gain on Sale of Product Line

In fiscal 2002, the Company recognized an additional pretax gain of $1,230,000 ($765,000 net of tax, or $.03 per diluted share) on the sale of the Trilectron product line due to the elimination of certain reserves upon the expiration of indemnification provisions of the sales contract.

Income Tax Expense

Income tax expense in fiscal 2002 reflects the recovery of a portion of taxes paid in prior years resulting from a recently completed income tax audit, which increased net income by $2.1 million, or $.09 per diluted share, net of related expenses (including professional fees and interest) as explained further in Note 7 to the Consolidated Financial Statements. The recovery was the principal reason for the reduction in the Company's effective tax rate from 38.1% in fiscal 2001 to 23.0% in fiscal 2002. The elimination of goodwill amortization also contributed to the year-over-year decline in the effective tax rate. For a detailed analysis of the provision for income taxes, see Note 7 to the Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Minority Interests

Minority interests in consolidated subsidiaries represents the minority interests held in HEICO Aerospace. Minority interests decreased by $1.3 million in fiscal 2002 as compared to an increase of $2.8 million in fiscal 2001 due mainly to the lower earnings within the FSG.

Net Income

The Company's net income was $15.2 million, or $.62 per diluted share, in fiscal 2002 compared to net income of $15.8 million, or $.65 per diluted share in fiscal 2001. The slightly lower net income in fiscal 2002 reflects the lower operating income discussed above, partially offset by the income tax recovery, gain on sale of product line, and lower minority interests as discussed above. Net income for fiscal 2001 as adjusted on a pro forma basis for the adoption of SFAS 142 would have been $20.2 million, or $.82 per diluted share.

Inflation

The Company has generally experienced increases in its costs of labor, materials and services consistent with overall rates of inflation. The impact of such increases on the Company's net income has been generally minimized by efforts to lower costs through manufacturing efficiencies and cost reductions.

Liquidity and Capital Resources

The Company generates cash primarily from its operating activities and financing activities, including borrowings under long-term credit agreements.

Principal uses of cash by the Company include acquisitions, payments of interest and principal on debt, capital expenditures and increases in working capital.

The Company believes that its operating cash flow and available borrowings under the Company's Credit Facility will be sufficient to fund cash requirements for the foreseeable future.

Operating Activities

Cash flow from operations was $27.9 million for fiscal 2003, principally reflecting net income of $12.2 million, depreciation and amortization of $5.1 million, deferred income tax provision of $3.5 million, minority interests in consolidated subsidiaries of $2.0 million, and a decrease in net operating assets of $4.7 million. The decrease in net operating assets (current assets used in operations net of current liabilities) primarily reflects lower inventories resulting from efforts to improve inventory turnover by reducing the level of finished goods maintained on hand.

Cash flow from operations was $23.3 million for fiscal 2002, principally reflecting net income of $15.2 million, depreciation and amortization of $4.5 million, deferred income tax provision of $3.9 million, and a tax benefit related to stock option exercises of $2.9 million, partially offset by an increase in net operating assets of $3.4 million. The increase in net operating assets (current assets used in operations net of current liabilities) primarily resulted from higher inventories and capitalized tooling costs in the FSG associated with new products.

Cash flow from operations was $16.5 million for fiscal 2001, principally reflecting net income of $15.8 million, depreciation and amortization of $10.6 million, and minority interests in consolidated subsidiaries of $2.8 million, partially offset by an increase in net operating assets of $12.9 million. The increase in net operating assets (current assets used in operations net of current liabilities) primarily resulted from an increase in inventories to meet increased PMA sales and the payment of income taxes of approximately $7 million on the fiscal 2000 gain from the sale of Trilectron.

Investing Activities

Cash used in investing activities during the three fiscal year period ended October 31, 2003 primarily relates to various acquisitions, including contingent payments, totaling $67.3 million, including $61.2 million in fiscal 2001. For further details on acquisitions, see the caption "Overview". Capital expenditures aggregated to $16.6 million over the last three fiscal years, primarily reflecting the purchases of new facilities and the expansion of existing production facilities and capabilities. In fiscal 2001, the Company received $12.4 million as a result of the sale of the Trilectron product line in fiscal 2000 and also received proceeds of $9.2 million from the sale of long-term investments and property that was held for disposition.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financing Activities

The Company used cash provided by operating activities to make net payments on its revolving credit facilities of $24.0 million in fiscal 2003 and $11.0 million in fiscal 2002. In fiscal 2001, the Company incurred net borrowings of $27.0 million under its former revolving credit facility to fund acquisitions as further detailed within the caption "Overview". For the three fiscal year period ended October 31, 2003, the Company received proceeds from stock option exercises of $3.9 million and paid cash dividends aggregating to $3.0 million.

In May 2003, the Company entered into a new $120 million revolving credit agreement (new Credit Facility) with a bank syndicate, which contains both revolving credit and term loan features. Borrowings outstanding under the previous credit facility were repaid with borrowings under the new Credit Facility, which expires in May 2006. The new Credit Facility may be used for working capital and general corporate needs of the Company, including letters of credit, and to finance acquisitions (generally not in excess of an aggregate total of $30 million over any trailing twelve-month period without the requisite approval of the bank syndicate). The Company has the option to extend the revolving credit term for two one-year periods or to convert outstanding advances as of the initial expiration date to term loans amortizing over the subsequent twelve-month period subject to requisite bank syndicate approval. Advances under the new Credit Facility accrue interest at the Company's choice of the London Interbank Offered Rate (LIBOR), or the "Base Rate," plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, or "leverage ratio"). The new Credit Facility is secured by substantially all assets other than real property of the Company and its subsidiaries and contains covenants which require, among other things, the maintenance of a leverage ratio and a fixed charge coverage ratio as well as minimum net worth requirements. See Note 6 to the Consolidated Financial Statements for further information regarding the Credit Facility.

Off-Balance Sheet Arrangements

The Company has arranged for standby letters of credit aggregating to $1.2 million to meet the security requirement of its insurance company for potential workers' compensation claims and one of the Company's subsidiaries has guaranteed its performance related to a customer contract through a $0.5 million letter of credit expiring July 2004. These letters of credit are supported by the Company's Credit Facility. In addition, the Company's industrial development revenue bonds are secured by a $2.0 million letter of credit expiring February 2004 and a mortgage on the related properties pledged as collateral.

New Accounting Standards

On November 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board (APB) Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 develops one accounting model (based on the model in SFAS No. 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of carrying value or fair value less cost to sell. That requirement eliminates the requirement of APB Opinion No. 30 that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 did not have a material effect on the Company's results of operations or financial position.

On November 1, 2002, the Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement eliminates the SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," requirement that gains and losses from extinguishment of debt be classified as an extraordinary item, and requires that such gains and losses be evaluated for extraordinary classification under the criteria of APB Opinion No. 30. This statement also amends SFAS No. 13, "Accounting for Leases," to require that certain lease modifications that have economic effects that are similar to sales-leaseback transactions be accounted for in the same manner as sales-leaseback transactions. SFAS No. 145 also makes various other technical corrections to existing pronouncements. The adoption of SFAS No. 145 did not have a material effect on the Company's results of operations or financial position.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21). This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF 00-21 provides guidance to determine how arrangement consideration should be measured, whether an arrangement should be divided into separate units of accounting, and how arrangement consideration should be allocated among separate units of accounting. The provisions of EITF 00-21 are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on the Company's results of operations or financial position.

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statement periods ending after December 15, 2002. The Company adopted FIN 45 effective as of its first quarter of fiscal 2003, which did not have a material effect on the Company's results of operations or financial position. The disclosures made pursuant to FIN 45 may be found in Note 15 to the Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. The transition guidance and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material effect on the Company's results of operations or financial position. The disclosures pursuant to SFAS No. 148 may be found in Notes 1 and 9 to the Consolidated Financial Statements.

On January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity at fair value when the liability is incurred. Previously, a liability for an exit cost was recognized when the entity committed to an exit plan under EITF Issue No. 94-3. The adoption of SFAS No. 146 did not have a material effect on the Company's results of operations or financial position, but may affect the timing and amounts of the recognition of future restructuring costs.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." This Interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity's expected losses, is entitled to receive a majority of the entity's expected residual returns, or both. FIN 46 also requires disclosures about unconsolidated variable interest entities in which an enterprise holds a significant variable interest. FIN 46 is currently effective for variable interest entities created or entered into after January 31, 2003. FASB Staff Position 46-6, which was issued in October 2003, delayed the effective date of FIN 46 to the first reporting period ending after December 15, 2003 for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not expect the adoption of FIN 46 to have a material effect on its results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the language of an "underlying" to conform it to language used in FIN 45, and amends certain other existing pronouncements. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on the Company's results of operations or financial position.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), which, under previous guidance, may have been classified as equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall generally be effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company's results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from changes in values of financial instruments, including interest rate risk and liquidity risk. The Company engages in transactions in the normal course of business that expose it to market risks. The primary market risk to which the Company has exposure is interest rate risk, mainly related to its revolving credit facility and industrial revenue bonds, which had an aggregate outstanding balance of $32.0 million at October 31, 2003. Interest rates on the revolving credit facility borrowings are based on LIBOR plus a variable margin, while interest rates on the industrial development revenue bonds are based on variable rates. Interest rate risk associated with the Company's variable rate debt is the potential increase in interest expense from an increase in interest rates. Based on the outstanding debt balance at October 31, 2003, a hypothetical 10% increase in interest rates would increase the Company's interest expense by approximately $80,000 in fiscal 2004.

The Company maintains a portion of its cash and cash equivalents in financial instruments with original maturities of three months or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, a hypothetical 10% increase in interest rates as of October 31, 2003 would not have a material effect on the Company's results of operations or financial position.

Consolidated Balance Sheets

As of October 31,	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 4,321,000**	$ 4,539,000
Accounts receivable, net	**28,820,000**	28,407,000
Inventories	**51,240,000**	54,514,000
Prepaid expenses and other current assets	**6,231,000**	7,811,000
Deferred income taxes	**3,872,000**	3,295,000
Total current assets	**94,484,000**	98,566,000
Property, plant and equipment, net	**35,537,000**	40,059,000
Goodwill, net	**188,700,000**	187,677,000
Other assets	**14,523,000**	10,030,000
Total assets	**$ 333,244,000**	$ 336,332,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	**$ 29,000**	$ 6,756,000
Trade accounts payable	**7,475,000**	7,640,000
Accrued expenses and other current liabilities	**14,362,000**	14,935,000
Income taxes payable	**820,000**	—
Total current liabilities	**22,686,000**	29,331,000
Long-term debt, net of current maturities	**31,984,000**	49,230,000
Deferred income taxes	**10,337,000**	6,240,000
Other non-current liabilities	**6,142,000**	6,154,000
Total liabilities	**71,149,000**	90,955,000
Minority interests in consolidated subsidiaries	**40,577,000**	38,313,000
Commitments and contingencies (Notes 2 and 15)		
Shareholders' equity:		
Preferred Stock, par value $.01 per share; Authorized — 10,000,000 shares issuable in series; 200,000 shares designated as Series A Junior Participating Preferred Stock, none issued	—	—
Common Stock, $.01 par value; Authorized — 30,000,000 shares; Issued and Outstanding — 9,690,945 and 9,380,174 shares, respectively	**97,000**	94,000
Class A Common Stock, $.01 par value; Authorized — 30,000,000 shares; Issued and Outstanding — 13,876,496 and 13,665,232 shares, respectively (Note 17)	**117,000**	116,000
Capital in excess of par value	**155,064,000**	153,847,000
Retained earnings	**69,172,000**	58,007,000
	224,450,000	212,064,000
Less: Note receivable secured by Class A Common Stock	**(2,932,000)**	(5,000,000)
Total shareholders' equity	**221,518,000**	207,064,000
Total liabilities and shareholders' equity	**$ 333,244,000**	$ 336,332,000

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

For the year ended October 31,	2003	2002	2001
Net sales	**$ 176,453,000**	$ 172,112,000	$ 171,259,000
Operating costs and expenses:			
Cost of sales	**118,349,000**	110,610,000	100,113,000
Selling, general and administrative expenses	**34,899,000**	39,102,000	40,155,000
Total operating costs and expenses	**153,248,000**	149,712,000	140,268,000
Operating income	**23,205,000**	22,400,000	30,991,000
Interest expense	**(1,189,000)**	(2,248,000)	(2,486,000)
Interest and other income	**93,000**	97,000	1,598,000
Gain on sale of product line	**—**	1,230,000	—
Income before income taxes and minority interests	**22,109,000**	21,479,000	30,103,000
Income tax expense	**7,872,000**	4,930,000	11,480,000
Income before minority interests	**14,237,000**	16,549,000	18,623,000
Minority interests in consolidated subsidiaries	**2,015,000**	1,323,000	2,790,000
Net income	**$ 12,222,000**	$ 15,226,000	$ 15,833,000
Net income per share (Note 17):			
Basic	**$ .53**	$ .66	$ .72
Diluted	**$ .50**	$ .62	$ .65
Weighted average number of common shares outstanding (Note 17):			
Basic	**23,236,841**	23,003,784	21,917,458
Diluted	**24,531,280**	24,732,679	24,535,902

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

	Common Stock	Class A Common Stock
Balances as of October 31, 2000	$ 85,000	$ 90,000
10% Common and Class A stock dividend paid in Class A shares	—	19,000
Shares issued in connection with business acquisition (Note 2)	—	3,000
Exercises of stock options	8,000	3,000
Tax benefit from stock option exercises	—	—
Payment on note receivable from employee savings and investment plan	—	—
Cash dividends ($.041 per share)	—	—
Net income for the year	—	—
Unrealized gain on investments, net of tax expense of $394,000	—	—
Unrealized loss on interest rate swap, net of tax benefit of $144,000	—	—
Comprehensive income	—	—
Other	—	—
Balances as of October 31, 2001	93,000	115,000
Repurchase of stock	—	—
Exercises of stock options	1,000	1,000
Tax benefit from stock option exercises	—	—
Payment on note receivable from employee savings and investment plan	—	—
Cash dividends ($.045 per share)	—	—
Net income for the year	—	—
Unrealized gain on interest rate swap, net of tax expense of $144,000	—	—
Comprehensive income	—	—
Other	—	—
Balances as of October 31, 2002	94,000	116,000
Repurchase of stock	—	—
Exercises of stock options	3,000	1,000
Tax benefit from stock option exercises	—	—
Cash dividends ($.045 per share)	—	—
Net income for the year	—	—
Comprehensive income	—	—
Proceeds from shares sold in connection with business acquisition (Note 15)	—	—
Other	—	—
Balances as of October 31, 2003	$ 97,000	$ 117,000

The accompanying notes are an integral part of these consolidated financial statements.

Capital in Excess of Par Value	Accumulated Other Comprehensive Loss	Retained Earnings	Notes Receivable	Comprehensive Income
$ 111,138,000	$ (632,000)	$ 60,614,000	$ (1,451,000)	
31,648,000	—	(31,709,000)	—	
4,997,000	—	—	(5,000,000)	
2,420,000	—	—	—	
334,000	—	—	—	
—	—	—	803,000	
—	—	(900,000)	—	
—	—	15,833,000	—	$ 15,833,000
—	632,000	—	—	632,000
—	(226,000)	—	—	(226,000)
—	—	—	—	$ 16,239,000
68,000	—	(8,000)	—	
150,605,000	(226,000)	43,830,000	(5,648,000)	
(200,000)	—	—	—	
436,000	—	—	—	
2,944,000	—	—	—	
—	—	—	648,000	
—	—	(1,045,000)	—	
—	—	15,226,000	—	$ 15,226,000
—	226,000	—	—	226,000
—	—	—	—	$ 15,452,000
62,000	—	(4,000)	—	
153,847,000	—	58,007,000	(5,000,000)	
(120,000)	—	—	—	
985,000	—	—	—	
348,000	—	—	—	
—	—	(1,055,000)	—	
—	—	12,222,000	—	$ 12,222,000
—	—	—	—	$ 12,222,000
—	—	—	2,068,000	
4,000	—	(2,000)	—	
$ 155,064,000	$ —	$ 69,172,000	$ (2,932,000)	

Consolidated Statements of Cash Flows

For the year ended October 31,	2003	2002	2001
Operating Activities:			
Net income	**$ 12,222,000**	$ 15,226,000	$ 15,833,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**5,081,000**	4,532,000	10,588,000
Gain on sale of product line	**—**	(1,230,000)	—
Gain on sale of property held for disposition	**—**	—	(657,000)
Gain on sale of investments	**—**	—	(180,000)
Deferred income tax provision	**3,520,000**	3,917,000	760,000
Minority interests in consolidated subsidiaries	**2,015,000**	1,323,000	2,790,000
Tax benefit from stock option exercises	**348,000**	2,944,000	334,000
Change in assets and liabilities, net of acquisitions and dispositions:			
(Increase) decrease in accounts receivable	**(101,000)**	3,421,000	1,194,000
Decrease (increase) in inventories	**3,705,000**	(2,996,000)	(6,773,000)
Decrease (increase) in prepaid expenses and other current assets	**1,653,000**	(2,967,000)	(329,000)
(Decrease) increase in trade account payables, accrued expenses and other current liabilities	**(1,390,000)**	(588,000)	1,154,000
Increase (decrease) in income taxes payable	**820,000**	(564,000)	(8,147,000)
Other	**6,000**	267,000	(37,000)
Net cash provided by operating activities	**27,879,000**	23,285,000	16,530,000
Investing Activities:			
Capital expenditures	**(3,771,000)**	(5,853,000)	(6,927,000)
Acquisitions, net of cash acquired, including contingent payments	**(1,554,000)**	(4,515,000)	(61,207,000)
Proceeds from receivable from sale of product line	**—**	—	12,412,000
Proceeds from sale of long-term investments	**—**	—	7,039,000
Proceeds from sale of property held for disposition	**—**	—	2,157,000
Payment received from employee savings and investment plan note receivable	**—**	648,000	803,000
Other	**118,000**	(1,664,000)	(160,000)
Net cash used in investing activities	**(5,207,000)**	(11,384,000)	(45,883,000)
Financing Activities:			
(Payments) borrowings on revolving credit facilities, net	**(24,000,000)**	(11,000,000)	27,000,000
Proceeds from exercises of stock options	**989,000**	438,000	2,431,000
Cash dividends paid	**(1,055,000)**	(1,045,000)	(941,000)
Repurchases of common stock	**(120,000)**	(200,000)	—
Minority interest investment	**249,000**	—	414,000
Other	**1,047,000**	112,000	(25,000)
Net cash (used in) provided by financing activities	**(22,890,000)**	(11,695,000)	28,879,000
Net (decrease) increase in cash and cash equivalents	**(218,000)**	206,000	(474,000)
Cash and cash equivalents at beginning of year	**4,539,000**	4,333,000	4,807,000
Cash and cash equivalents at end of year	**$ 4,321,000**	$ 4,539,000	$ 4,333,000

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

HEICO Corporation, through its principal subsidiaries HEICO Aerospace Holdings Corp. (HEICO Aerospace) and HEICO Electronic Technologies Corp. (HEICO Electronic) and their subsidiaries (collectively, the Company), is principally engaged in the design, manufacture and sale of aerospace, defense and electronics related products and services throughout the United States and internationally. HEICO Aerospace's principal subsidiaries include HEICO Aerospace Corporation, Jet Avion Corporation, LPI Industries Corporation, Aircraft Technology, Inc., Northwings Accessories Corporation, McClain International, Inc., Rogers-Dierks, Inc., Air Radio & Instruments Corp., Turbine Kinetics, Inc., Thermal Structures, Inc., Future Aviation, Inc., Aero Design, Inc., Avitech Engineering Corporation, HEICO Aerospace Parts Corp., Aviation Facilities, Inc., Jetseal, Inc. and Niacc Technology, Inc. HEICO Electronic's principal subsidiaries include Radiant Power Corp., Leader Tech, Inc., Santa Barbara Infrared, Inc., Analog Modules, Inc. and Inertial Airline Services, Inc. The Company's customer base is primarily the commercial airline, defense and electronics industries. As of October 31, 2003, the Company's principal operations are located in Glastonbury, Connecticut; Atlanta, Georgia; Cleveland, Ohio; Anacortes and Spokane, Washington; Corona, Fresno, Hayward, and Santa Barbara, California; and Fort Myers, Hollywood, Miami, Orlando, Sarasota, Tampa and Titusville, Florida.

Basis of presentation

The consolidated financial statements include the accounts of HEICO Corporation and its subsidiaries, all of which are wholly-owned except for HEICO Aerospace, which is 20%-owned by Lufthansa Technik AG (Lufthansa), the technical services subsidiary of Lufthansa German Airlines. In addition, HEICO Aerospace consolidates a joint venture formed in February 2001 (Note 2), which is 16%-owned by American Airlines' parent company, AMR Corporation (AMR), and an 80%-owned subsidiary. HEICO Aerospace also accounts for a 50%-owned joint venture formed in fiscal 2002 under the equity method. The Company's investment in the 50%-owned joint venture and its share of its operating results were not significant to the Company's consolidated financial statements. All significant intercompany balances and transactions are eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

Cash and cash equivalents

For purposes of the consolidated financial statements, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Portions of the inventories are stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. The remaining portions of the inventories are stated at the lower of cost or market, on a per contract basis, with estimated total contract costs being allocated ratably to all units. The effects of changes in estimated total contract costs are recognized in the period determined. Losses, if any, are recognized fully when identified.

Tooling costs

Tooling costs are capitalized, generally as a component of other assets, and amortized over their estimated useful lives, ranging from 2 to 5 years.

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

Property, plant and equipment

Property, plant and equipment is stated at cost. Depreciation and amortization is provided mainly on the straight-line method over the estimated useful lives of the various assets. Property, plant and equipment useful lives are as follows:

Buildings and components	7 to 55 years
Building and leasehold improvements	3 to 15 years
Machinery and equipment	3 to 20 years

The costs of major renewals and betterments are capitalized. Repairs and maintenance are charged to operations as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in earnings.

Goodwill and other intangible assets

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective November 1, 2001. SFAS No. 142 eliminated the amortization of goodwill. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over periods ranging from 20 to 40 years. Pursuant to SFAS No. 142, the Company tests goodwill for impairment annually as of October 31 or more frequently if events or changes in circumstance indicate that the carrying amount of these assets may not be fully recoverable. The test requires the Company to compare the fair value of each of its reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss shall be recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its implied fair value, if any.

The Company's intangible assets subject to amortization under SFAS No. 142 consist primarily of licenses, patents and non-compete covenants and are amortized on the straight-line method over their legal or estimated useful lives, ranging from 3 to 20 years.

Financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses and other current liabilities approximate fair value due to the relatively short maturity of the respective instruments. The carrying value of long-term debt approximates fair market value due to its floating interest rates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different geographical regions.

Long-term investments (included within the caption "Other assets" in the Company's consolidated balance sheet) are stated at fair value based on quoted market prices.

Interest rate swap agreements

Periodically, the Company enters into interest rate swap agreements to manage interest expense related to its $120 million revolving credit facility (Credit Facility). Interest rate risk associated with the Company's variable rate Credit Facility is the potential increase in interest expense from an increase in interest rates. A derivative instrument (e.g. interest rate swap agreement) that hedges the variability of cash flows related to a recognized liability is designated as a cash flow hedge.

On an ongoing basis, the Company assesses whether derivative instruments used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items and therefore qualify as cash flow hedges. For a derivative instrument that qualifies as a cash flow hedge, the effective portion of changes in fair value of the derivative is deferred and recorded as a component of other comprehensive income until the hedged transaction occurs and is recognized in earnings. All other portions of changes in the fair value of a cash flow hedge are recognized in earnings immediately.

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

Revenue recognition

Revenue is recognized on an accrual basis, primarily upon the shipment of products and the rendering of services. Revenue from certain fixed price contracts for which costs can be dependably estimated are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. For contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all costs except insignificant items have been incurred or the item has been accepted by the customer. The aggregate effects of changes in estimates relating to inventories and/or long-term contracts were not material except as noted in Notes 4 and 13 to the Consolidated Financial Statements. Revenues earned from rendering services represented less than 10% of consolidated net sales for all periods presented.

Long-term contracts

Accounts receivable and accrued expenses and other current liabilities include amounts related to the production of products under fixed-price contracts exceeding terms of one year. Revenues are recognized on the percentage-of-completion method for certain of these contracts, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Revenues are recognized on the completed-contract method for certain other contracts. This method is used when the Company does not have adequate historical data to ensure that estimates are reasonably dependable.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Variations in actual labor performance, changes to estimated profitability and final contract settlements may result in revisions to cost estimates and are recognized in income in the period in which the revisions are determined.

The asset, "costs and estimated earnings in excess of billings" on uncompleted percentage-of-completion contracts, included in accounts receivable, represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," included in accrued expenses and other current liabilities, represents billings in excess of revenues recognized on contracts accounted for under either the percentage-of-completion method or the completed-contract method. Billings are made based on the completion of certain milestones as provided for in the contracts.

Income taxes

Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from periods recognized for income tax purposes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period plus potentially dilutive common shares arising from the assumed exercise of stock options, if dilutive. The dilutive impact of potentially dilutive common shares is determined by applying the treasury stock method. All common share data and per share data has been adjusted retroactively to give effect to any stock dividends (see Notes 8 and 17).

Stock based compensation

The Company accounts for stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation expense has been recorded in the accompanying consolidated financial statements for those options granted below fair market value of the underlying stock on the date of grant. The following table illustrates the pro forma effects on net income and net income per share as if the Company had applied the fair-value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

For the year ended October 31,	2003	2002	2001
Net income, as reported	$ 12,222,000	$ 15,226,000	$ 15,833,000
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	3,000	38,000	41,000
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(1,724,000)	(3,883,000)	(4,395,000)
Pro forma net income	$ 10,501,000	$ 11,381,000	$ 11,479,000
Net income per share:			
Basic – as reported	$ .53	$ .66	$ .72
Basic – pro forma	$ .45	$ .49	$ .52
Diluted – as reported	$ .50	$ .62	$ .65
Diluted – pro forma	$ .43	$ .46	$ .47

Contingencies

Losses for contingencies such as product warranties, litigation and environmental matters are recognized in income when they are probable and can be reasonably estimated. Gain contingencies are not recognized in income until they have been realized.

New accounting standards

On November 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board (APB) Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 develops one accounting model (based on the model in SFAS No. 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of carrying value or fair value less cost to sell. That requirement eliminates the requirement of APB Opinion No. 30 that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 did not have a material effect on the Company's results of operations or financial position.

On November 1, 2002, the Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement eliminates the SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," requirement that gains and losses from extinguishment of debt be classified as an extraordinary item, and requires that such gains and losses be evaluated for extraordinary classification under the criteria of APB Opinion No. 30. This statement also amends SFAS No. 13, "Accounting for Leases," to require that certain lease modifications that have economic effects that are similar to sales-leaseback transactions be accounted for in the same manner as sales-leaseback transactions. SFAS No. 145 also makes various other technical corrections to existing pronouncements. The adoption of SFAS No. 145 did not have a material effect on the Company's results of operations or financial position.

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21). This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF 00-21 provides guidance to determine how arrangement consideration should be measured, whether an arrangement should be divided into separate units of accounting, and how arrangement consideration should be allocated among separate units of accounting. The provisions of EITF 00-21 are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on the Company's results of operations or financial position.

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statement periods ending after December 15, 2002. The Company adopted FIN 45 effective as of its first quarter of fiscal 2003, which did not have a material effect on the Company's results of operations or financial position. The disclosures made pursuant to FIN 45 may be found in Note 15.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. The transition guidance and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material effect on the Company's results of operations or financial position. The disclosures pursuant to SFAS No. 148 may be found in Notes 1 and 9.

On January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity at fair value when the liability is incurred. Previously, a liability for an exit cost was recognized when the entity committed to an exit plan under EITF Issue No. 94-3. The adoption of SFAS No. 146 did not have a material effect on the Company's results of operations or financial position, but may affect the timing and amounts of the recognition of future restructuring costs.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." This Interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity's expected losses, is entitled to receive a majority of the entity's expected residual returns, or both. FIN 46 also requires disclosures about unconsolidated variable interest entities in which an enterprise holds a significant variable interest. FIN 46 is currently effective for variable interest entities created or entered into after January 31, 2003. FASB Staff Position 46-6, which was issued in October 2003, delayed the effective date of FIN 46 to the first reporting period ending after December 15, 2003 for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not expect the adoption of FIN 46 to have a material effect on its results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the language of an "underlying" to conform it to language used in FIN 45, and amends certain other existing pronouncements. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on the Company's results of operations or financial position.

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), which, under previous guidance, may have been classified as equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall generally be effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company's results of operations or financial position.

NOTE 2 ACQUISITIONS AND STRATEGIC ALLIANCES

Acquisitions

In April 2001, the Company, through a subsidiary, acquired substantially all of the assets and certain liabilities of Analog Modules, Inc. (AMI) for $15.6 million in cash. The purchase price was paid using proceeds from the Company's Credit Facility. AMI is engaged in the design and manufacture of electronic products primarily for use in the laser and electro-optics industries.

In August 2001, the Company, through a subsidiary, acquired Inertial Airline Services, Inc. (IAS) pursuant to a stock purchase agreement, for $20 million in cash and $5 million in HEICO Class A Common Stock (318,960 shares) paid at closing. The Company guaranteed that the resale value of such Class A Common Stock would be at least $5 million. Concurrent with the purchase, the Company loaned the seller $5 million, which was secured by the 318,960 shares of HEICO Class A Common Stock. The purchase price, including the loan, was financed using proceeds from the Company's Credit Facility. IAS is engaged primarily in the repair and overhaul of inertial navigation systems and other avionics equipment, which are used by commercial, military and business aircraft. See Note 15 – Commitments and Contingencies for additional disclosures related to this transaction.

During fiscal 2001, the Company, through subsidiaries, also acquired certain assets and liabilities of Avitech Engineering Corporation (Avitech), Aviation Facilities, Inc. (AFI) and Aero Design, Inc. The purchase price of each acquisition was insignificant and in total aggregated to approximately $9 million. Aero Design, Inc. and AFI are in the business of design and manufacture of FAA-approved replacement parts. Avitech is engaged in the repair and overhaul of aircraft components and accessories principally serving the regional commuter and business aircraft market.

In November 2001, the Company, through a subsidiary, acquired certain assets and liabilities of Jetseal, Inc. (Jetseal). Jetseal is engaged in the manufacture of compression seals. In May 2003, the Company, through a subsidiary, acquired substantially all of the assets and liabilities of Niacc Technology, Inc. (Niacc). Niacc is engaged in the repair and overhaul of aircraft components and accessories principally serving the regional commuter and business aircraft market.

All of the acquisitions described above were accounted for using the purchase method of accounting and the results of each company were included in the Company's results from their effective purchase dates. The purchase price of each acquisition was not significant to the Company's consolidated financial statements and the pro forma consolidated operating results assuming each acquisition had been consummated as of the beginning of its respective fiscal year would not have been materially different from the reported results. The costs of each acquisition have been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition as determined by management (See Note 16 - Supplemental Disclosures of Cash Flow Information). The allocation of the purchase price for the fiscal 2003 acquisition of Niacc is preliminary while the Company obtains final information regarding the fair value of assets acquired and liabilities assumed.

Strategic alliances and sale of minority interests in consolidated subsidiaries

In October 1997, the Company entered into a strategic alliance with Lufthansa, whereby Lufthansa invested approximately $26 million in HEICO Aerospace, including $10 million paid at closing pursuant to a stock purchase agreement and approximately $16 million paid over four years to HEICO Aerospace pursuant to a research and development cooperation agreement, which has partially funded the accelerated development of additional Federal Aviation Administration (FAA)-approved replacement parts for jet engines and aircraft components. The funds received as a result of the research and development cooperation agreement reduced research and development expenses in the periods such expenses were incurred. In addition, Lufthansa and HEICO Aerospace have agreed to cooperate regarding technical services and marketing support for jet engine and aircraft component replacement parts on a worldwide basis. In connection with subsequent acquisitions by HEICO Aerospace, Lufthansa invested additional amounts aggregating to approximately $21 million pursuant to its option to maintain a 20% equity interest.

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

In February 2001, the Company entered into a joint venture with AMR to develop, design and sell FAA-approved jet engine and aircraft component replacement parts through its subsidiary, HEICO Aerospace. As part of the joint venture, AMR will reimburse HEICO Aerospace a portion of new product research and development costs. The funds received as a result of the new product research and development costs paid by AMR generally reduce new product research and development expenses in the period such expenses are incurred. The balance of the development costs are incurred by the joint venture, which is 16% owned by AMR. In addition, AMR and HEICO Aerospace have agreed to cooperate regarding technical services and marketing support on a worldwide basis. See Note 11 for additional disclosures on research and development expenses.

NOTE 3 SALE OF PRODUCT LINE

In September 2000, the Company consummated the sale of all of the outstanding capital stock of HEICO Electronic's wholly-owned subsidiary, Trilectron Industries, Inc. (Trilectron), to a subsidiary of Illinois Tool Works Inc. In consideration of the sale of Trilectron's capital stock, the Company received $52.5 million in cash, an unsecured non-interest bearing promissory note for $12.0 million payable in three equal installments over 90 days, a purchase price adjustment of $4.5 million based on the net worth of Trilectron as of the closing date of the sale, and retained certain property having a book value of approximately $1.5 million, which was sold in fiscal 2001. The proceeds from the sale were used to pay down the outstanding balance on the Company's Credit Facility.

The sale of Trilectron resulted in a pretax gain in fiscal 2000 of $17,296,000 ($10,542,000 or $.44 per diluted share, net of income tax). The pretax gain is net of expenses of $10.8 million directly related to the transaction.

In fiscal 2002, the Company recognized an additional pretax gain of $1,230,000 ($765,000 or $.03 per diluted share, net of income tax) on the sale of the Trilectron product line due to the elimination of certain reserves upon the expiration of indemnification provisions entered into in connection with the sale of Trilectron.

NOTE 4 SELECTED FINANCIAL STATEMENT INFORMATION

Accounts receivable

As of October 31,	**2003**	2002
Accounts receivable	**$ 29,455,000**	$ 30,029,000
Less: Allowance for doubtful accounts	**(635,000)**	(1,622,000)
Accounts receivable, net	**$ 28,820,000**	$ 28,407,000

In fiscal 2002 and fiscal 2001, the Company wrote off receivables aggregating to $813,000 and $577,000, respectively, as a result of bankruptcy filings by certain customers. The charges are included in selling, general and administrative expenses in the Company's consolidated statements of operations. The charges reduced fiscal 2002 and fiscal 2001 net income by $442,000 ($.02 per diluted share) and $291,000 ($.01 per diluted share), respectively. Write offs of receivables did not have a material effect on net income or diluted net income per share in fiscal 2003.

Costs and estimated earnings on uncompleted percentage-of-completion contracts

As of October 31,	**2003**	2002
Costs incurred on uncompleted contracts	**$ 9,635,000**	$ 4,453,000
Estimated earnings	**7,861,000**	4,252,000
	17,496,000	8,705,000
Less: Billings to date	**(15,223,000)**	(8,551,000)
	$ 2,273,000	$ 154,000
Included in accompanying consolidated balance sheets under the following captions:		
Accounts receivable, net (costs and estimated earnings in excess of billings)	**$ 3,520,000**	$ 1,737,000
Accrued expenses and other current liabilities (billings in excess of costs and estimated earnings)	**(1,247,000)**	(1,583,000)
	$ 2,273,000	$ 154,000

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

During fiscal 2001, the Company made certain changes in estimates due to estimated costs to complete long-term contracts accounted for under the percentage-of-completion method being lower than originally projected. The change in estimates increased net income and diluted net income per share by $700,000 ($.03 per diluted share). Changes in estimates did not have a material effect on net income or diluted net income per share in fiscal 2003 or fiscal 2002.

Inventories

As of October 31,	2003	2002
Finished products	$ **28,958,000**	$ 32,501,000
Work in process	**9,333,000**	8,603,000
Materials, parts, assemblies and supplies	**12,949,000**	13,410,000
Total inventories	$ **51,240,000**	$ 54,514,000

Inventories related to long-term contracts were not significant as of October 31, 2003 and 2002.

Property, plant and equipment

As of October 31,	2003	2002
Land	$ **1,750,000**	$ 2,627,000
Buildings and improvements	**18,981,000**	20,846,000
Machinery and equipment	**43,629,000**	41,739,000
Construction in progress	**1,623,000**	1,702,000
	65,983,000	66,914,000
Less: Accumulated depreciation	**(30,446,000)**	(26,855,000)
Property, plant and equipment, net	$ **35,537,000**	$ 40,059,000

Depreciation and amortization expense on property, plant, and equipment amounted to approximately $4,659,000, $4,193,000 and $3,090,000 for the fiscal years ended October 31, 2003, 2002 and 2001, respectively.

Included in the Company's property, plant and equipment is rotable equipment located at various customer locations in connection with certain repair and maintenance agreements. The rotables are stated at a net book value of $3,912,000 and $4,417,000 as of October 31, 2003 and 2002, respectively. Under the terms of the agreements, the customers may cancel the agreements and purchase the equipment at specified prices. The equipment is currently being depreciated over its estimated life.

In fiscal 2003, the Company consolidated the operations of two of its Florida-based owned facilities utilized by its Flight Support Group. In the fourth quarter of fiscal 2003, the Company listed the vacated property for sale with a real estate agent and reclassified the building and associated land as held for sale. The carrying value of the property is $3,468,000 and is included within the caption "Other assets" in the Company's consolidated balance sheet.

Accrued expenses and other current liabilities

As of October 31,	2003	2002
Accrued customer rebates and credits	$ **5,008,000**	$ 3,893,000
Accrued employee compensation and related payroll taxes	**4,079,000**	4,714,000
Billings in excess of costs and estimated earnings on uncompleted percentage-of-completion contracts	**1,247,000**	1,583,000
Other	**4,028,000**	4,745,000
Total accrued expenses and other current liabilities	$ **14,362,000**	$ 14,935,000

Other non-current liabilities include deferred compensation of $5,075,000 and $4,724,000 as of October 31, 2003 and 2002, respectively.

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

NOTE 5 GOODWILL AND OTHER INTANGIBLE ASSETS

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 at the beginning of fiscal 2002. Under SFAS No. 142 goodwill is no longer amortized but rather is tested at least annually for impairment.

The following table reflects net income and net income per share for the fiscal year ended October 31, 2001 adjusted to give effect to the adoption of SFAS No. 142:

Reported net income	$	15,833,000
Add-back after tax goodwill amortization		4,398,000
Adjusted net income	$	20,231,000
Reported net income per share – basic	$	.72
Add-back after tax goodwill amortization		.20
Adjusted net income per share – basic	$	.92
Reported net income per share – diluted	$	.65
Add-back after tax goodwill amortization		.17
Adjusted net income per share – diluted	$	.82

The changes in the carrying amount of goodwill during fiscal 2003 by segment are as follows:

	FSG	ETG	Consolidated Total
Balances as of November 1, 2002	$ 118,706,000	$ 68,971,000	$ 187,677,000
Goodwill acquired during the year	400,000	—	400,000
Adjustments to goodwill	623,000	—	623,000
Balances as of October 31, 2003	$ 119,729,000	$ 68,971,000	$ 188,700,000

The goodwill acquired during fiscal 2003 is a result of the Company's acquisition of substantially all of the assets and liabilities of Niacc Technology, Inc. in May 2003 (see Note 2 – Acquisitions). Adjustments to goodwill consist primarily of contingent purchase price payments to previous owners of acquired businesses.

Other intangible assets are recorded within the caption "Other assets" in the Company's consolidated balance sheets. Other intangible assets subject to amortization consist primarily of licenses, patents, and non-compete covenants. The gross carrying amount of other intangible assets was $1,420,000 and $2,462,000 as of October 31, 2003 and 2002, respectively. Accumulated amortization of other intangible assets was $147,000 and $1,176,000 as of October 31, 2003 and 2002, respectively. Amortization expense of other intangible assets was $98,000, $104,000 and $408,000 for the fiscal years ended October 31, 2003, 2002 and 2001, respectively. Amortization expense for each of the next five fiscal years is expected to be $107,000 in fiscal 2004, $127,000 in fiscal 2005, $127,000 in fiscal 2006, $127,000 in fiscal 2007, and $105,000 in fiscal 2008.

NOTE 6 LONG-TERM DEBT

Long-term debt consists of:

As of October 31,	**2003**	2002
Borrowings under revolving credit facility	**$ 30,000,000**	$ 54,000,000
Industrial Development Revenue Refunding Bonds — Series 1988	**1,980,000**	1,980,000
Capital leases and equipment loans	**33,000**	6,000
	32,013,000	55,986,000
Less: Current maturities of long-term debt	**(29,000)**	(6,756,000)
	$ 31,984,000	$ 49,230,000

The aggregate amount of long-term debt maturing in each of the next five fiscal years is $29,000 in fiscal 2004, $4,000 in fiscal 2005, $15,000,000 in fiscal 2006, $15,000,000 in fiscal 2007, and $1,980,000 in fiscal 2008.

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

Revolving credit facility

In May 2003, the Company entered into a new $120 million revolving credit agreement (new Credit Facility) with a bank syndicate, which contains both revolving credit and term loan features. Borrowings outstanding under the previous credit facility were repaid with borrowings under the new Credit Facility, which expires in May 2006. The new Credit Facility may be used for working capital and general corporate needs of the Company, including letters of credit, and to finance acquisitions (generally not in excess of an aggregate total of $30 million over any trailing twelve-month period without the requisite approval of the bank syndicate). The Company has the option to extend the revolving credit term for two one-year periods or to convert outstanding advances as of the initial expiration date to term loans amortizing over the subsequent twelve-month period subject to requisite bank syndicate approval. Advances under the new Credit Facility accrue interest at the Company's choice of the London Interbank Offered Rate (LIBOR), or the "Base Rate," plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, or "leverage ratio"). The Base Rate is the higher of (i) the Prime Rate or (ii) the Federal Funds rate plus .50%. The applicable margins range from 1.00% to 2.25% for LIBOR based borrowings and from .00% to .75% for Base Rate based borrowings. A fee is charged on the amount of the unused commitment ranging from .25% to .50% (depending on the leverage ratio of the Company). The new Credit Facility is secured by substantially all assets other than real property of the Company and its subsidiaries and contains covenants which require, among other things, the maintenance of the leverage ratio and a fixed charge coverage ratio as well as minimum net worth requirements.

As of October 31, 2003 and 2002, the Company had a total of $30 million and $54 million, respectively, borrowed under its respective $120 million revolving credit facilities at weighted average interest rates of 2.6% and 2.9%, respectively. The amounts were primarily borrowed to partially fund acquisitions (Note 2).

Industrial development revenue bonds

The industrial development revenue bonds outstanding as of October 31, 2003 represent bonds issued by Broward County, Florida in 1988 (the 1988 bonds). The 1988 bonds are due April 2008 and bear interest at a variable rate calculated weekly (1.2% and 1.9% as of October 31, 2003 and 2002, respectively). The 1988 bonds as amended are secured by a letter of credit expiring February 2004 and a mortgage on the related properties pledged as collateral.

NOTE 7 INCOME TAXES

The provision for income taxes on income from continuing operations for each of the three fiscal years ended October 31 is as follows:

	2003	2002	2001
Current:			
Federal	**$ 3,908,000**	$ 849,000	$ 9,611,000
State	**444,000**	164,000	1,109,000
	4,352,000	1,013,000	10,720,000
Deferred	**3,520,000**	3,917,000	760,000
Total income tax expense	**$ 7,872,000**	$ 4,930,000	$ 11,480,000

In fiscal 2002, the Company completed a tax audit of its fiscal 1998 and fiscal 1999 income tax returns with the IRS that resulted in the recovery of a portion of income taxes paid in prior years. The recovery was based on a settlement reached with the IRS under which a portion of the reimbursements received pursuant to a research and development cooperation agreement was treated as shareholder reimbursements excluded from taxable income. The recovery, net of expenses (including related professional fees and interest), increased net income in fiscal 2002 by $2.1 million ($.09 per diluted share).

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

The following table reconciles the federal statutory tax rate to the Company's effective tax rate for each of the three fiscal years ended October 31:

	2003	2002	2001
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State taxes, less applicable federal income tax reduction	**2.5**	2.8	2.6
Net tax benefits on export sales	**(2.3)**	(2.7)	(2.4)
Nondeductible amortization of intangible assets	**—**	—	2.7
Recovery of taxes paid in prior years resulting from tax audit	**—**	(11.6)	—
Other, net	**.4**	(.5)	.2
Effective tax rate	**35.6%**	23.0%	38.1%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

As of October 31,	**2003**	2002
Deferred tax assets:		
Inventories	**$ 2,770,000**	$ 1,868,000
Deferred compensation liability	**2,034,000**	1,769,000
Capitalized research and development expenses	**897,000**	1,088,000
Bad debt allowances	**229,000**	619,000
Vacation accruals	**269,000**	384,000
Warranty accruals	**246,000**	269,000
Other	**983,000**	561,000
Total deferred tax assets	**7,428,000**	6,558,000
Deferred tax liabilities:		
Intangible asset amortization	**10,841,000**	7,077,000
Accelerated depreciation	**2,974,000**	2,355,000
Other	**78,000**	71,000
Total deferred tax liabilities	**13,893,000**	9,503,000
Net deferred tax liability	**$ (6,465,000)**	$ (2,945,000)

The net deferred tax liability is classified on the balance sheet as follows:

As of October 31,	**2003**	2002
Current	**$ 3,872,000**	$ 3,295,000
Long term	**(10,337,000)**	(6,240,000)
Net deferred tax liability	**$ (6,465,000)**	$ (2,945,000)

A deferred tax charge of $144,000 relating to an unrealized gain on an interest rate swap was recorded as an adjustment to shareholders' equity in fiscal 2002. A net deferred tax charge of $250,000 relating to unrealized gains on long-term investments and an unrealized loss on an interest rate swap was recorded as an adjustment to shareholders' equity in fiscal 2001.

No deferred tax assets or liabilities were assumed in connection with the Company's acquisitions in fiscal 2003, fiscal 2002 or fiscal 2001.

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

NOTE 8 SHAREHOLDERS' EQUITY

Preferred Stock Purchase Rights Plan

The Company's Board of Directors adopted, as of November 2, 2003, a new Shareholder Rights Agreement (the "2003 Plan") to replace the expiring one (the "1993 Plan"). Pursuant to the 2003 Plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of Common Stock and Class A Common Stock (with the preferred share purchase rights collectively as "the Rights"). The Rights trade with the common stock and are not exercisable or transferable apart from the Common Stock and Class A Common Stock until after a person or group either acquires 15% or more of the outstanding common stock or commences or announces an intention to commence a tender offer for 15% (formerly 30% under the 1993 Plan) or more of the outstanding common stock. Absent either of the aforementioned events transpiring, the Rights will expire as of the close of business on November 2, 2013.

The Rights have certain anti-takeover effects and, therefore, will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors or who acquires 15% or more of the outstanding common stock without approval of the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $.01 per Right at any time until the close of business on the tenth day after a person or group has obtained beneficial ownership of 15% or more of the outstanding common stock or until a person commences or announces an intention to commence a tender offer for 15% (formerly 30% under the 1993 Plan) or more of the outstanding common stock. The 2003 Plan also contains a provision to help ensure a potential acquiror pays all shareholders a fair price for the Company.

Common Stock and Class A Common Stock

Each share of Common Stock is entitled to one vote per share. Each share of Class A Common Stock is entitled to a 1/10 vote per share. Holders of the Company's Common Stock and Class A Common Stock are entitled to receive when, as and if declared by the Board of Directors, dividends and other distributions payable in cash, property, stock, or otherwise. In the event of liquidation, after payment of debts and other liabilities of the Company, and after making provision for the holders of preferred stock, if any, the remaining assets of the Company will be distributable ratably among the holders of all classes of common stock.

Share repurchases

In accordance with the Company's share repurchase program, 22,000 shares of Class A Common Stock were repurchased at a total cost of $120,000 in fiscal 2003 and 36,300 shares of Class A Common Stock were repurchased at a total cost of $200,000 in fiscal 2002. No shares were repurchased in fiscal 2001.

Stock dividends

In August 2001, the Company paid a 10% stock dividend on both classes of common stock outstanding with shares of Class A Common Stock. The 10% dividend was valued based on the closing market price of the Company's Class A Common Stock as of the day prior to the declaration date. As further detailed in Note 17, the Company's Board of Directors declared, on December 15, 2003, a 10% stock dividend on both classes of common stock outstanding payable in shares of Class A Common Stock on January 16, 2004 to shareholders of record as of January 6, 2004. All net income per share, dividend per share, price and other data per share, exercise price, stock option, and common share data has been adjusted retroactively to give effect to the stock dividends.

NOTE 9 STOCK OPTIONS

The Company currently has three stock option plans, the 1993 Stock Option Plan (1993 Plan), the Non-Qualified Stock Option Plan (NQSOP), and the 2002 Stock Option Plan (2002 Plan). In addition, the Company granted stock options to two former shareholders of Santa Barbara Infrared, Inc. (SBIR) pursuant to employment agreements entered into in connection with the Company's acquisition of SBIR in fiscal 1999. A total of 4,615,098 shares of the Company's stock are reserved for issuance to employees, directors, officers, and consultants as of October 31, 2003, including 4,448,675 shares currently under option and 166,423 shares available for future grants. Options issued under the 1993 Plan and the 2002 Plan may be designated as incentive stock options (ISOs) or non-qualified stock options (NQSOs). ISOs are granted at not less than 100% of the fair market value at the date of grant (110% thereof in certain cases) and are exercisable in percentages specified at the date of grant over a period up to ten years. Only employees are eligible to receive ISOs. NQSOs may be granted at less than fair market value and may be immediately exercisable.

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

Options granted under the NQSOP may be granted at no less than the fair market value at the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant. The options granted pursuant to the 2002 Plan may be with respect to Common Stock and/or Class A Common Stock, in such proportions as shall be determined by the Board of Directors or the Stock Option Plan Committee in its sole discretion. The stock options granted to two former shareholders of SBIR were fully vested and transferable as of the grant date and expire ten years from the date of grant. The exercise price of such options was the fair market value as of the date of grant. The 1993 Plan terminated in March 2003 on the tenth anniversary of its effective date. No options may be granted under the 1993 Plan after such termination date, however, options outstanding as of the termination date may be exercised pursuant to their terms. Options under all stock option plans expire not later than ten years after the date of grant, unless extended by the Stock Option Plan Committee or the Board of Directors.

Information concerning stock option activity for each of the three fiscal years ended October 31 is as follows:

	Shares Available For Grant	Shares Under Option	
		Shares	Weighted Average Exercise Price
Outstanding as of October 31, 2000	886,576	5,442,019	$ 6.32
Shares approved by Board of Directors for grant to former shareholders of SBIR	252,890	—	—
Granted	(1,094,720)	1,094,720	$ 13.24
Cancelled	168,707	(456,947)	$ 14.10
Exercised	—	(1,512,291)	$ 2.64
Outstanding as of October 31, 2001	213,453	4,567,501	$ 8.24
Shares approved by Board of Directors for grant to former shareholders of SBIR	275,000	—	—
Shares approved by the Shareholders for the 2002 Stock Option Plan	572,000	—	—
Granted	(770,990)	770,990	$ 9.74
Cancelled	49,128	(306,839)	$ 13.75
Exercised	—	(165,151)	$ 2.65
Outstanding as of October 31, 2002	338,591	4,866,501	$ 8.31
Granted	(503,250)	503,250	$ 7.20
Cancelled	331,082	(334,749)	$ 13.10
Exercised	—	(586,327)	$ 2.30
Outstanding as of October 31, 2003	166,423	4,448,675	$ 8.62

Information concerning stock options outstanding and stock options exercisable by class of common stock as of October 31, 2003 is as follows:

Common Stock

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$ 1.09 - $ 2.50	290,598	$ 1.43	0.9	290,598	$ 1.43
$ 2.51 - $ 5.50	288,225	$ 3.45	2.0	288,225	$ 3.45
$ 5.51 - $ 9.29	638,440	$ 7.68	6.2	358,440	$ 7.55
$ 9.30 - $21.92	713,501	$ 13.69	7.5	436,500	$ 13.75
	1,930,764	$ 8.33	5.3	1,373,763	$ 7.36

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

Class A Common Stock

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$ 1.09 - $ 2.50	290,321	$ 1.43	0.8	290,321	$ 1.43
$ 2.51 - $ 5.50	382,420	$ 3.99	3.9	292,209	$ 3.47
$ 5.51 - $ 9.29	918,207	$ 7.66	6.8	674,096	$ 7.56
$ 9.30 - $21.92	926,963	$ 14.40	6.3	649,452	$ 15.28
	2,517,911	$ 8.88	5.5	1,906,078	$ 8.69

If there were a change in control of the Company, options for an additional 431,267 shares of Common Stock and 579,119 shares of Class A Common Stock would become immediately exercisable.

The estimated weighted average fair value of options granted was $4.64 per share for Common Stock and $3.55 per share for Class A Common Stock in fiscal 2003, $7.30 per share for Common Stock and $5.35 per share for Class A Common Stock in fiscal 2002, and $10.21 per share for Common Stock and $8.13 per share for Class A Common Stock in fiscal 2001.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions for each of the three fiscal years ended October 31:

	2003		2002		2001	
	Common Stock	Class A Common Stock	Common Stock	Class A Common Stock	Common Stock	Class A Common Stock
Expected stock price volatility	52.65%	52.24%	53.61%	52.87%	55.65%	55.47%
Risk free interest rate	3.37%	3.43%	4.51%	4.12%	5.24%	5.22%
Dividend yield	.26%	.33%	.25%	.32%	.30%	.34%
Expected option life (years)	8	8	8	8	8	8

NOTE 10 RETIREMENT PLANS

The Company has a qualified defined contribution retirement plan (the Plan) under which eligible employees of the Company and its participating subsidiaries may contribute up to 15% of their annual compensation as defined by the Plan. Prior to January 1, 2002, participants were able to contribute up to 10% of their annual compensation. The Company generally contributes a 25% or 50% matching contribution, as determined by the Board of Directors, based on a participant's Elective Deferral Contribution up to 6% of the Participant's compensation for the Elective Deferral Contribution period. The match is made in the Company's common stock or cash, as determined by the Company. Effective January 2002, the Company's match of employee contributions paid in common stock is based on the fair market value of the shares at the date of contribution. Prior to January 2002, the Company made matching contributions through the promissory note discussed below. The Plan also provides that the Company may contribute additional amounts in its common stock or cash at the discretion of the Board of Directors. Employee contributions can not be invested in Company stock.

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

In 1992, the Company sold 987,699 shares of the Company's Common Stock and 984,242 shares of Class A Common Stock to the Plan for an aggregate price of $4,122,000 entirely financed through a promissory note with the Company. The promissory note was payable in nine equal annual installments, inclusive of principal and interest at the rate of 8% per annum, with a final installment due in September 2002. The promissory note was fully paid off effective December 2001. As the Plan accrued each payment of principal, an appropriate percentage of stock was allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code. The unallocated shares of stock collateralized the 1992 promissory note. The per share cost to the Plan for the 1992 stock sale ($2.09 per share) was determined based on the average closing market price of the Company's stock on the twenty business days prior to the effective date of the sale. In accordance with the provisions of the Plan, the Company was obligated to make cash contributions in amounts sufficient to meet the debt service requirements on the promissory note. Principal amounts repaid on the promissory note were determined based on the value of the shares released during the preceding twelve months but could not be less than the minimum annual installments required. Dividends on allocated shares were issued to participants' accounts. Dividends on unallocated shares were held in the Plan and could be used to make note payments.

Participants receive 100% vesting in employee contributions. Vesting in Company contributions is based on number of years of service. Contributions to the Plan charged to income in fiscal 2003, fiscal 2002, and fiscal 2001 totaled $403,000, $691,000, and $493,000, respectively, exclusive of interest income earned on the note received from the Plan of $9,000 in fiscal 2002 and $52,000 in fiscal 2001.

In 1991, the Company established a Directors Retirement Plan covering its then current directors. The net assets of this plan as of October 31, 2003, 2002 and 2001 are not material to the financial position of the Company. During fiscal 2003, fiscal 2002, and fiscal 2001, $34,000, $34,000, and $21,000, respectively, was expensed for this plan.

NOTE 11 RESEARCH AND DEVELOPMENT EXPENSES

Cost of sales amounts in fiscal 2003, fiscal 2002, and fiscal 2001 include approximately $9,224,000, $9,742,000 and $7,737,000, respectively, of new product research and development expenses. The expenses are net of reimbursements pursuant to research and development cooperation and joint venture agreements (Note 2). Such reimbursements were $1,275,000 in fiscal 2001 and were not significant in fiscal 2003 and fiscal 2002.

NOTE 12 NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for each of the three fiscal years ended October 31:

	2003	2002	2001
Numerator:			
Net income	**$ 12,222,000**	$ 15,226,000	$ 15,833,000
Denominator:			
Weighted average common shares outstanding – basic	**23,236,841**	23,003,784	21,917,458
Effect of dilutive stock options	**1,294,439**	1,728,895	2,618,444
Weighted average common shares outstanding – diluted	**24,531,280**	24,732,679	24,535,902
Net income per share – basic	**$ .53**	$ .66	$ .72
Net income per share – diluted	**$ .50**	$ .62	$ .65
Anti-dilutive stock options excluded	**2,144,694**	1,431,543	709,432

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

NOTE 13 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales:				
2003	$ 41,788,000	$ 41,591,000	$ 45,412,000	$ 47,662,000
2002	41,012,000	43,001,000	42,587,000	45,512,000
2001	39,650,000	41,742,000	43,845,000	46,022,000
Gross profit:				
2003	13,776,000	13,901,000	15,136,000	15,291,000
2002	14,850,000	15,359,000	14,936,000	16,357,000
2001	17,032,000	18,376,000	18,043,000	17,695,000
Net income:				
2003	2,834,000	2,608,000	3,240,000	3,540,000
2002	2,828,000	3,970,000	2,829,000	5,599,000
2001	3,908,000	4,814,000	3,964,000	3,147,000
Net income per share:				
Basic				
2003	$ .12	$ .11	$ .14	$ .15
2002	.12	.17	.12	.24
2001	.18	.23	.18	.14
Diluted				
2003	.12	.11	.13	.14
2002	.11	.16	.11	.23
2001	.16	.20	.16	.13

Net income in the second quarter of fiscal 2002 includes an additional gain on the sale of Trilectron as referenced in Note 3. The impact of the gain was an increase to net income of $765,000 ($.03 per diluted share).

Net income in the fourth quarter of fiscal 2002 includes the recovery of a portion of taxes paid in prior years resulting from a tax audit as referenced in Note 7. The impact of the recovery was an increase to net income of $2,107,000 ($.09 per diluted share).

During the first and second quarters of fiscal 2001, the Company made certain changes in estimates due to estimated costs to complete long-term contracts accounted for under the percentage-of-completion method being lower than originally projected. The change in estimates increased net income and diluted net income per share by $200,000 ($.01 per diluted share) and $400,000 ($.02 per diluted share) in the first and second quarters of fiscal 2001, respectively. Changes in estimates did not have a material effect on net income or diluted net income per share in the third and fourth quarters of fiscal 2001 or in any quarter during fiscal 2003 and fiscal 2002.

Due to changes in the average number of common shares outstanding, net income per share for the full fiscal year may not equal the sum of the four individual quarters.

NOTE 14 OPERATING SEGMENTS

The Company has two operating segments: the Flight Support Group (FSG) consisting of HEICO Aerospace and its subsidiaries and the Electronic Technologies Group (ETG), consisting of HEICO Electronic and its subsidiaries. See Note 1 for a list of operating subsidiaries aggregated in each reportable operating segment. The FSG designs and manufactures FAA-approved jet engine and aircraft component replacement parts, provides FAA-authorized repair and overhaul services and provides subcontracting services to OEMs in the aviation industry and the U.S. Government. The ETG designs and manufactures commercial and military power supplies, circuit board shielding, laser and electro-optical products and infrared simulation and test equipment and repairs and overhauls aircraft electronic equipment primarily for the aerospace, defense and electronics industries.

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

The Company's reportable business divisions offer distinctive products and services that are marketed through different channels. They are managed separately because of their unique technology and service requirements.

Segment profit or loss

The accounting policies for segments are the same as those described in the summary of significant accounting policies (Note 1). Management evaluates segment performance based on segment operating income.

	Segments		Other, Primarily Corporate and	Consolidated
	FSG	ETG	Intersegment	Totals
For the year ended October 31, 2003:				
Net sales	**$ 128,277,000**	**$ 48,597,000**	**$ (421,000)**	**$ 176,453,000**
Depreciation and amortization	**3,256,000**	**1,399,000**	**426,000**	**5,081,000**
Operating income	**19,187,000**	**8,497,000**	**(4,479,000)**	**23,205,000**
Total assets	**214,292,000**	**103,798,000**	**15,154,000**	**333,244,000**
Capital expenditures	**1,150,000**	**2,617,000**	**4,000**	**3,771,000**
For the year ended October 31, 2002:				
Net sales	$ 120,097,000	$ 52,510,000	$ (495,000)	$ 172,112,000
Depreciation and amortization	3,012,000	1,213,000	307,000	4,532,000
Operating income	15,846,000	11,873,000	(5,319,000)	22,400,000
Total assets	219,903,000	103,260,000	13,169,000	336,332,000
Capital expenditures	3,083,000	1,969,000	801,000	5,853,000
For the year ended October 31, 2001:				
Net sales	$ 132,459,000	$ 38,800,000	$ —	$ 171,259,000
Depreciation and amortization	7,641,000	2,648,000	299,000	10,588,000
Operating income	27,454,000	7,835,000	(4,298,000)	30,991,000
Total assets	213,001,000	101,817,000	10,822,000	325,640,000
Capital expenditures	4,916,000	1,281,000	730,000	6,927,000

Major customer and geographic information

No one customer accounted for 10 percent or more of the Company's consolidated net sales during the last three fiscal years. The Company had no material sales originating or long-lived assets held outside of the United States during the last three fiscal years.

Export sales were $47,013,000 in fiscal 2003, $51,061,000 in fiscal 2002 and $46,014,000 in fiscal 2001.

NOTE 15 COMMITMENTS AND CONTINGENCIES

Litigation

The Company is involved in various legal actions arising in the normal course of business. Based upon the amounts sought by the plaintiffs in these actions, management is of the opinion that the outcome of these matters will not have a significant effect on the Company's consolidated financial statements.

Lease Commitments

The Company leases certain property and equipment, including manufacturing facilities and office equipment under operating leases. Some of these leases provide the Company with the option after the initial lease term either to purchase the property at the then fair market value or renew its lease at the then fair rental value. Generally, management expects that leases will be renewed or replaced by other leases in the normal course of business.

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

Year ending October 31,	
2004	$ 2,381,000
2005	1,900,000
2006	1,613,000
2007	954,000
2008	657,000
Thereafter	1,915,000
Total minimum lease commitments	$ 9,420,000

Total rent expense charged to operations for operating leases in fiscal 2003, fiscal 2002, and fiscal 2001 amounted to $2,768,000, $2,956,000 and $2,217,000, respectively.

Guarantees

The Company adopted FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," effective as of its first quarter of fiscal 2003. FIN 45 requires, among other things as further detailed in Note 1, disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. Such disclosures for the Company are set forth below.

The Company has arranged for standby letters of credit aggregating to $1.2 million to meet the security requirement of its insurance company for potential workers' compensation claims and one of the Company's subsidiaries has guaranteed its performance related to a customer contract through a $0.5 million letter of credit expiring July 2004. These letters of credit are supported by the Company's Credit Facility. In addition, the Company's industrial development revenue bonds are secured by a $2.0 million letter of credit expiring February 2004 and a mortgage on the related properties pledged as collateral.

The Company's accounting policy for product warranties is to accrue an estimated liability at the time of shipment. Warranty reserves are included in the Company's consolidated balance sheets under the caption "Accrued expenses and other current liabilities." The amount recognized is based on historical claims cost experience. Changes in the product warranty liability for fiscal 2003 are as follows:

Balance as of October 31, 2002	$ 685,000
Accruals for warranties issued during the period	147,000
Warranty claims settled during the period	(199,000)
Balance as of October 31, 2003	$ 633,000

In connection with the Company's acquisition of Inertial Airline Services, Inc. in August 2001 for $20 million in cash and $5 million in HEICO Class A Common Stock (318,960 shares), the Company guaranteed that the resale value of such Class A Common Stock would be at least $5 million through August 31, 2002. Both parties originally agreed to extend the guaranty to August 31, 2003 and then subsequently to August 31, 2004. In October 2003, the seller sold 220,000 shares of the HEICO Class A Common Stock and received net proceeds of $2.1 million. Based on the closing market price of HEICO Class A Common Stock on October 31, 2003, and the value of the remaining 98,960 shares, the Company would have been required to pay the seller an additional amount of approximately $1.9 million in cash, which would have been recorded as a reduction of shareholders' equity. Concurrent with the purchase, the Company loaned the seller $5 million, which is due August 31, 2004 and was secured by the 318,960 shares of HEICO Class A Common Stock. The loan is reflected as a reduction in the equity section of the Company's consolidated balance sheet as a note receivable secured by Class A Common Stock. The $2.1 million of net proceeds was used to reduce the $5 million loan.

Notes to Consolidated Financial Statements

For the years ended October 31, 2003, 2002 and 2001

NOTE 16 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest was $1,291,000, $2,407,000 and $2,379,000 in fiscal 2003, fiscal 2002, and fiscal 2001, respectively. Cash paid for income taxes was $3,460,000, $1,373,000 and $18,563,000 in fiscal 2003, fiscal 2002, and fiscal 2001, respectively.

Non-cash investing and financing activities related to acquisitions, including contingent payments, for each of the three fiscal years ended October 31 is as follows:

	2003	2002	2001
Fair value of assets acquired:			
Liabilities assumed	**$ 698,000**	$ 247,000	$ 468,000
Less:			
Goodwill and other intangible assets	**1,023,000**	3,778,000	37,579,000
Inventories	**431,000**	371,000	10,882,000
Accounts receivable	**312,000**	351,000	3,147,000
Property, plant and equipment	**408,000**	258,000	8,479,000
Other assets	**78,000**	4,000	1,588,000
Cash paid, including contingent payments	**$ (1,554,000)**	$ (4,515,000)	$ (61,207,000)

As part of the consideration in connection with the sale of the Trilectron product line in fiscal 2000, the Company received an unsecured promissory note for $12.0 million that was paid in full in fiscal 2001 (Note 3). In connection with the purchase of IAS (Note 2), the Company issued 318,960 shares of HEICO Class A Common Stock then valued at $5 million and issued a $5 million note receivable guaranteed by the issued shares. Additionally, retained earnings was impacted by $31,709,000 in fiscal 2001 as a result of the 10% stock dividend described in Note 8. There were no significant capital lease financing activities during fiscal 2003, fiscal 2002, and fiscal 2001.

NOTE 17 SUBSEQUENT EVENTS (UNAUDITED)

In December 2003, the Company, through its HEICO Electronics Technologies Corp. subsidiary, acquired 80% of the business of Sierra Microwave Technology, Inc. (Sierra). Under the transaction, the Company formed a new subsidiary, Sierra Microwave Technology, LLC, which acquired substantially all of the assets and certain liabilities of Sierra. The new subsidiary is owned 80% by the Company and 20% by Sierra's management. The purchase price was not significant to the Company's consolidated financial statements. The purchase price was paid principally using proceeds from the Company's Credit Facility and some shares of the Company's Class A Common Stock. Sierra is engaged in the design and manufacture of certain niche microwave components used in satellites and military products.

On December 15, 2003, the Company's Board of Directors declared a 10% stock dividend on both its Common Stock and its Class A Common Stock payable in shares of its Class A Common Stock. The dividend is payable on January 16, 2004 to shareholders of record as of January 6, 2004. All net income per share, dividend per share, price and other data per share, exercise price, stock option and common share data has been adjusted retroactively to give effect to stock dividends.

Independent Auditors' Report

To the Board of Directors and

Shareholders of HEICO Corporation:

We have audited the accompanying consolidated balance sheets of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2003 and 2002, and the related consolidated statements of operations, of shareholders' equity and comprehensive income, and of cash flows for each of the three years in the period ended October 31,2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Certified Public Accountants

Fort Lauderdale, Florida

January 9, 2004

Market for the Company's Common Stock and Related Stockholder Matters

The Company's Class A Common Stock and Common Stock are listed and traded on the New York Stock Exchange (NYSE) under the symbols "HEI.A" and "HEI," respectively. The following table sets forth, for the periods indicated, the high and low share prices for the Class A Common Stock and the Common Stock as reported on the NYSE, as well as the amount of cash dividends paid per share during such periods. Lufthansa Technik AG, as a 20% shareholder of our FSG, will be entitled to 20% of any dividends paid by our FSG with the balance payable to the Company.

In January 2004, the Company paid a 10% stock dividend on all shares of common stock outstanding in Class A Common Stock. The quarterly high and low share prices and cash dividends per share amounts set forth below have been adjusted retroactively to give effect to the stock dividend.

Class A Common Stock

	High	Low	Cash Dividends Per Share
Fiscal 2002:			
First Quarter	$ 12.95	$ 9.68	$ .023
Second Quarter	13.16	11.05	—
Third Quarter	13.17	8.36	$ .023
Fourth Quarter	9.44	5.32	—
Fiscal 2003:			
First Quarter	$ 8.64	$ 6.59	$ .023
Second Quarter	7.79	5.18	—
Third Quarter	8.63	5.53	$ .023
Fourth Quarter	11.43	7.10	—

As of December 31, 2003, there were 1,044 holders of record of the Company's Class A Common Stock.

Common Stock

	High	Low	Cash Dividends Per Share
Fiscal 2002:			
First Quarter	$ 16.45	$ 12.45	$ .023
Second Quarter	15.95	12.91	—
Third Quarter	15.68	10.18	$ .023
Fourth Quarter	12.17	6.95	—
Fiscal 2003:			
First Quarter	$ 11.09	$ 8.18	$ .023
Second Quarter	10.11	6.68	—
Third Quarter	11.58	6.75	$ .023
Fourth Quarter	14.30	9.16	—

As of December 31, 2003, there were 1,038 holders of record of the Company's Common Stock.

In addition, as of December 31, 2003, there were approximately 5,000 holders of the Company's Class A Common Stock and Common Stock who held their shares in brokerage or nominee accounts. The combined total of all record holders and brokerage or nominee holders is approximately 7,000 holders of both classes of common stock.

HEICO CORPORATION

Corporate Offices
3000 Taft Street
Hollywood, Florida 33021
Telephone 954.987.4000
Facsimile 954.987.8228
World Wide Web Site:
http://www.heico.com

SUBSIDIARIES

HEICO Aerospace Holdings Corp.
Hollywood, Florida
- HEICO Aerospace Parts Group
  - Aircraft Technology, Inc.
  - Aero Design, Inc.
  - Aviation Facilities, Inc.
  - HEICO Aerospace Parts Corp.
  - HT Parts, LLC
  - Jet Avion Corporation
  - LPI Corporation
  - McClain International, Inc.
  - Rogers-Dierks, Inc.
  - Turbine Kinetics, Inc.
- HEICO Aerospace Corporation
- HEICO Aerospace Component Repair Group
  - Avitech Engineering Corp.
  - Future Aviation, Inc.
  - Niacc Technology, Inc.
  - Northwings Accessories Corp.
- HEICO Aerospace Specialty Products Group
  - Jetseal, Inc.
  - Thermal Structures, Inc.

HEICO Electronic Technologies Corp.
Miami, Florida
- Analog Modules, Inc.
- Inertial Airline Services, Inc.
- Leader Tech, Inc.
- Radiant Power Corp.
- Santa Barbara Infrared, Inc.
- Sierra Microwave Technology, LLC

REGISTRAR & TRANSFER AGENT

Mellon Investor Services
Atlanta, Georgia

New York Stock Exchange Symbols
Common Stock - "HEI"
Class A Common Stock - "HEI.A"

FORM 10-K

The Company's Annual Report on Form 10-K for 2003, as filed with the Securities and Exchange Commission, is available without charge upon written request to the Corporate Secretary at the Company's headquarters.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the Sheraton Fort Lauderdale Airport Hotel, 1825 Griffin Road, Dania Beach, Florida 33004 on Tuesday, March 16, 2004 at 10:00 a.m.
954.920.3500

SHAREHOLDER INFORMATION

Elizabeth R. Letendre
Corporate Secretary
HEICO Corporation
3000 Taft Street
Hollywood, FL 33021
954.987.4000
954.987.8228 (fax)
eletendre@heico.com

OFFICERS & KEY EMPLOYEES

Laurans A. Mendelson
Chairman of the Board of Directors, President and Chief Executive Officer,
HEICO Corporation

Joshua S. Abelson
Executive Vice President and Chief Marketing Officer,
HEICO Aerospace Parts Group

Jeff Andrews
Vice President,
Niacc Technology, Inc.

Vaughn Barnes
President, HEICO Aerospace Specialty Products Group and Thermal Structures, Inc.

Robb M. Baumann
Senior Vice President Controls and Accessories,
HEICO Aerospace Parts Group

Ian D. Crawford
President and Founder,
Analog Modules, Inc.

James Davis
Vice President and General Manager,
Aero Design, Inc.

Charles S. Eddy
President, HEICO Aerospace Component Repair Group - Business/Regional Aviation, Avitech Engineering Corp. and Future Aviation, Inc.

William S. Harlow
Vice President Corporate Development,
HEICO Corporation

John F. Hunter
Executive Vice President and Chief Operating Officer,
HEICO Aerospace Parts Group

Thomas S. Irwin
Executive Vice President and Chief Financial Officer,
HEICO Corporation

Kevin Kelly
President,
Rogers-Dierks, Inc.

Elizabeth R. Letendre
Corporate Secretary,
HEICO Corporation

Jack Lewis
President,
Aviation Facilities, Inc.

Steve McHugh
President and Co-Founder,
Santa Barbara Infrared, Inc.

Bruce McQuerry
Vice President and General Manager,
McClain International, Inc.

Eric A. Mendelson
President, Flight Support Group,
HEICO Corporation

Victor H. Mendelson
President, Electronic Technologies Group and General Counsel,
HEICO Corporation

Luis J. Morell
President, HEICO Aerospace Component Repair Group and Northwings Accessories Corp.

Dario Negrini
President,
Leader Tech, Inc.

Bryan Peters
Senior Vice President and General Manager,
Turbine Kinetics, Inc.

James L. Reum
Executive Vice President,
HEICO Aerospace Holdings Corp.

Troy J. Rodriguez
President & Co-Founder,
Sierra Microwave Technology, LLC

James E. Roubian
President,
LPI Corporation

Val Shelley
Vice President, Sales,
HEICO Aerospace Parts Group

Michael W. Siegel
Senior Vice President Finance & Administration,
HEICO Aerspace Holdings Corp.

Rick J. Stine
Vice President and General Manager,
Jet Avion Corporation

Stephen J. Szpunar
Senior Vice President Technical,
HEICO Aerospace Parts Group

Steven M. Walker
Corporate Controller,
HEICO Corporation



Left to Right: Victor H. Mendelson, Albert Morrison, Jr., Samuel L. Higginbottom, Laurans A. Mendelson, Wolfgang Mayrhuber, Eric A. Mendelson, Dr. Alan Schriesheim

Board of Directors

Samuel L. Higginbottom
Former Chairman, President
and Chief Executive Officer,
Rolls-Royce, Inc.

Wolfgang Mayrhuber
Chairman of the Executive Board,
Deutsche Lufthansa AG

Eric A. Mendelson
President, Flight Support Group,
HEICO Corporation

Laurans A. Mendelson
Chairman, President and
Chief Executive Officer,
HEICO Corporation

Victor H. Mendelson
President, Electronic Technologies
Group and General Counsel,
HEICO Corporation

Albert Morrison, Jr.
Former President, Morrison,
Brown, Argiz & Company,
Certified Public Accountants

Dr. Alan Schriesheim
Former Director,
Argonne National Laboratory

Certain statements in this annual report constitute forward-looking statements which may involve risks and uncertainties. HEICO's actual experience may differ materially from that discussed as a result of factors, including, but not limited to: lower demand for commercial air travel or airline fleet changes, which could cause lower demand for our goods and services; product specification costs and requirements, which could cause our costs to complete contracts to increase; governmental and regulatory demands, export policies and restrictions, military program funding by U.S. and non-U.S. Government agencies or competition on military programs, which could reduce our sales; HEICO's ability to introduce new products and product pricing levels, which could reduce our sales or sales growth; HEICO's ability to make acquisitions and achieve operating synergies from acquired businesses, customer credit risk, interest rates and economic conditions within and outside of the aerospace, defense and electronics industries, which could negatively impact our costs and revenues. Parties receiving this material are encouraged to review all of HEICO's filings with the Securities and Exchange Commission, including, but not limited to filings on Form 10-K, Form 10-Q and Form 8-K. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



HEICO®
CORPORATION

3000 Taft Street, Hollywood, Florida 33021
Telephone 954.987.4000 | Fax 954.987.8228
http://www.heico.com

